Exhibit (a)(5)(v)

RISK FACTORS

Your investment in the debentures involves risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this offering memorandum, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks, and you may lose all or part of your investment. In addition, please read “Cautionary Note on Forward-Looking Statements” in this offering memorandum where we describe additional uncertainties associated with our business and the “Forward-Looking Statements” incorporated by reference in this offering memorandum. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Related to the Debentures and Common Stock

The closings of the debentures may occur on multiple dates, each of which is significantly later than customary settlement procedures. Buyers will have limited protection from adverse changes or developments in our business, results of operations or financial position after the date of pricing and prior to the applicable closing date(s) and as a result could be required to purchase the debentures at a time when they have significantly decreased in value.

The debentures may be issued on multiple closing dates, consisting of each tender offer closing date, the put right closing date and the redemption closing date. The earliest closing date will be the consummation date of the intended cash tender offer. If we launch the intended cash tender offer on October 15, 2009 as we currently expect to do, the earliest closing date would be November 13, 2009. The latest closing date would be the redemption closing date, which would be October 5, 2010 (if any existing debentures are then outstanding and we elect to redeem them). However, even if all $293.0 million aggregate principal amount of debentures are issued on the earliest closing date, such closing date will be significantly later than the customary settlement date of three trading days following the date of pricing.

Although the closing of the debentures on the earliest closing date will be subject to the satisfaction of certain conditions (which are described under “Plan of Distribution”), such closing conditions are specific and address a limited array of potential changes or developments and will not generally protect buyers from adverse changes or developments in our business, results of operations or financial position that have emerged or worsened since the date of pricing. In addition, there will be even fewer, more limited closing conditions in effect with respect to closings of the debentures on closing dates subsequent to the first closing date.

Furthermore, the pricing terms, such as interest rate and conversion price, will be determined on the date of pricing and, except as provided in the indenture with respect to specified anti-dilution adjustments, will not be changed to reflect any changes or developments in our business, results of operations or financial position or the equity and debt markets generally. Unless the specified closing conditions are not satisfied, each buyer is committed to take delivery of all debentures such buyer is committed to purchase on the deposit funding date even if there has been a significant decrease in their value since such date.

Because the closings of the debentures may occur on multiple dates, there is a greater than usual risk that the offering may close only in part. If the offering is terminated prior to October 5, 2010 (other than as a result of the issuance of $293.0 million aggregate principal amount of debenture prior to such date), we may be materially adversely affected, and the holders of debentures that were issued prior to the termination may be materially adversely affected.

The closing of each series of debentures will be subject to the satisfaction of certain conditions (which are described under “Plan of Distribution”). If any condition is not satisfied on a closing date, the purchase agreement between the initial purchaser and us will be terminated, and in turn the forward purchase agreement between the initial purchaser and each investor will be terminated. Debentures issued on earlier closing date(s) will remain outstanding, but no additional debentures will be issued on that date or in the future. In such event, depending on the aggregate principal amount of debentures previously issued on earlier closing dates and the date of the termination of the offering and other factors, including whether we expect to be in compliance with loan covenants and financial ratios under the senior credit agreement at such time or in the future, particularly in light of the termination of the offering, we may conclude that there is substantial doubt regarding our ability to continue as a going concern or our independent registered public accountants may include an explanatory paragraph regarding our ability to continue as a going concern in their audit opinion of our audited financial statements.

If we were to conclude that there was substantial doubt regarding our ability to continue as a going concern in our financial statements for any quarter, such conclusion could trigger the need for an increase to the tax valuation allowance for deferred tax assets, which could result in the violation of one or more loan covenant requirements under our senior credit agreement, which, if not cured within 30 days after notice from the lenders, would be an event of default under the senior credit agreement and would entitle the lenders to declare all outstanding borrowings, accrued interest and fees to be due and payable. Similarly, if our independent registered public accountants were to include an explanatory paragraph regarding our ability to continue as a going concern in their audit opinion, such an opinion would result in a breach of the covenants under our senior credit agreement, which, if not cured within 30 days after notice from the lenders, would be an event of default under the senior credit agreement and would entitle the lenders to declare all outstanding borrowings, accrued interest and fees to be due and payable. In either case, if the indebtedness under the senior credit agreement were to be accelerated, it is highly probable that we would not have sufficient liquidity to repay our indebtedness under our senior credit agreement. In addition, any of our other indebtedness, including the debentures issued prior to the termination, could also be accelerated. In such event, it is also highly probable that we would not have sufficient liquidity to repay such other indebtedness, including the debentures issued prior to the termination.

Even if we did not conclude that there was substantial doubt regarding our ability to continue as a going concern and our independent registered public accountants did not include an explanatory paragraph regarding our ability to continue as a going concern in their audit opinion, upon termination of the purchase agreement, we would expect, among other things, that our relationships with customers, distribution partners and agents may be disrupted as a result of uncertainties with regard to our business and prospects; that management’s attention from our day-today business may be diverted to refinancing the existing debentures; and that we may lose key employees. Furthermore, it is highly probable that, without being able to issue the unissued debentures, we would be unable on September 30, 2010 to repurchase the remaining existing debentures if we were required to do so by the holders thereof. Such failure would be an event of default under the indenture governing the existing debentures and would entitle the holders thereof to declare the aggregate principal amount and accrued and unpaid interest to be due and payable, which would in turn likely entitle the lenders under our senior credit agreement and the holders of the debentures issued prior to termination and of other indebtedness to accelerate such indebtedness. In such event, it is highly probable that we would not have sufficient liquidity to repay all such indebtedness.

Two business days following the date it enters into a forward purchase agreement, each buyer will be required to deposit cash into a deposit account equal to approximately 99.464% of the maximum aggregate principal amount of debentures such buyer has agreed to purchase, plus an amount equal to its applicable percentage commitment times $45,000. Such funds may remain on deposit until October 5, 2010, and you will not receive any interest (or other cash return) on such funds.

Each buyer will be required to enter into a forward purchase agreement with the initial purchaser, pursuant to which such buyer will agree to purchase its applicable percentage commitment of each series of debentures on the second business following each closing date. Pursuant to its forward purchase agreement, the buyer will be required, on the second business day following the date it enters into a forward purchase agreement, to deposit cash into a deposit account in an amount equal to approximately 99.464% of the maximum aggregate principal amount of the debentures such buyer has agreed to purchase, plus an amount equal to its applicable percentage commitment times $45,000, to secure its performance under its forward purchase agreement. As the debentures will be issued from time to time on each closing date, all or a portion of such money may remain on deposit until October 5, 2010, and will be returned to buyers without interest (or other cash return) if no debentures are issued on or prior to that date. See “Description of Forward Purchase Agreement and Security Arrangements.”

We cannot predict when or if the debentures you purchase will be delivered, which will limit your ability to trade the debentures. In addition, you may not know the principal amount of debentures actually purchased until October 5, 2010.

The debentures may be issued from time to time on a tender offer closing date (which may be any date prior to October 5, 2010), the put right closing date (which is September 30, 2010) or the redemption closing date (which is October 5, 2010). Because settlement and delivery of debentures may occur on multiple closing dates, you will not be able to predict when you will receive the debentures you committed to purchase on the date you enter into a forward purchase agreement. This may limit your ability to trade your debentures prior to a forward purchase closing date and consequently may limit your ability to take advantage of profitable trading opportunities in the debentures.

The aggregate principal amount of debentures offered will be equal to the sum of:

•	the aggregate principal amount of existing debentures purchased by us in one or more tender offers;

•	the aggregate principal amount of existing debentures that we are required by holders thereof to repurchase on the put right closing date pursuant to the terms of the existing debentures, if any; and

•	the aggregate principal amount of existing debentures redeemed by us on the redemption closing date pursuant to the terms of the existing debentures, if any existing debentures remain outstanding at that time and we elect to redeem such debentures.

As a result, depending on the aggregate principal amount of our existing debentures that are purchased in connection with a tender offer, repurchased or redeemed, we may not issue all $293.0 million aggregate principal amount of debentures offered hereby. You may not know the exact principal amount of debentures that you have purchased in this offering until the October 5, 2010 redemption closing date, even though you will be required to deposit an amount of cash into the deposit account calculated based on the full aggregate principal amount of debentures you have committed to purchase. See “Description of Forward Purchase Agreement and Security Arrangements.”

The debentures issued on different closing dates will be assigned different CUSIP numbers, and debentures issued under a CUSIP with a smaller float may have less liquidity, lower value and more volatility.

Debentures issued on a closing date will constitute one series of debentures and each series of debentures will be assigned its own CUSIP number. If the closings actually occur on multiple dates, the aggregate principal amount of one or more series may be significantly less than the total for all series of debentures, which is $293.0 million. In that event, there may be more limited liquidity with respect to such a series and, therefore, the ability of the holders thereof to resell their debentures may be adversely affected. In addition, a series with a small outstanding principal amount available for trading, or float, generally commands a lower price than does a comparable series with a greater float. Therefore, the value of debentures issued under a CUSIP with a smaller float may be adversely affected. A limited float may also make the trading prices of debentures issued under such CUSIP more volatile.

The debentures are unsecured and will be effectively subordinated to our secured indebtedness and liabilities of our subsidiaries.

The debentures will be our general, unsecured obligations and will rank equally in right of payment to all of our existing and future unsecured and unsubordinated indebtedness, including our existing debentures, but will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of our assets that secure such indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the debentures, payment on the debentures could be less, ratably, than on any secured indebtedness. We may not have sufficient assets remaining to pay amounts due on any or all of the debentures then outstanding. The debentures will not be guaranteed by any of our subsidiaries, and accordingly they will be effectively subordinated also to all existing and future liabilities of our subsidiaries (including insurance liabilities and guarantees of our indebtedness under our senior credit agreement by certain of our subsidiaries).

As of June 30, 2009, the aggregate principal amount of our senior secured indebtedness was $854.6 million, all of which was incurred under our senior credit agreement, the aggregate amount of liabilities of our subsidiaries was $25.7 billion (which does not include any intercompany amounts that are eliminated in consolidation), and the aggregate principal amount of our senior unsecured indebtedness was $418.0 million, consisting of the existing debentures and a $125.0 million Senior Health note.

We are a holding company and our liquidity and ability to meet our obligations, including with respect to the debentures, may be constrained by the ability of our insurance subsidiaries to distribute cash to us.

We and CDOC, a wholly owned subsidiary of ours and a guarantor under our senior credit agreement, are holding companies with no business operations of our own. We and CDOC depend on our operating subsidiaries for cash to make principal and interest payments on debt and to pay administrative expenses and income taxes. We and CDOC receive cash from insurance subsidiaries, consisting of dividends and distributions, principal and interest payments on surplus debentures and tax-sharing payments, as well as cash from our non-insurance subsidiaries consisting of dividends, distributions, loans and advances. A deterioration in the financial condition, earnings or cash flow of our significant subsidiaries for any reason could hinder the ability of such subsidiaries to pay cash dividends or other disbursements to us and/or CDOC, which would limit our ability to meet our debt service requirements, including with respect to the debentures, and satisfy other financial obligations. In addition, we may elect to contribute additional capital to certain insurance subsidiaries to strengthen their surplus for covenant compliance or regulatory purposes or to provide the capital necessary for growth, in which case it is less likely that our insurance subsidiaries would pay dividends to us. Accordingly, this could limit our ability to meet debt service requirements, including with respect to the debentures, and satisfy other holding company financial obligations.

We receive dividends and other payments from CDOC and from certain non-insurance subsidiaries. CDOC receives dividends and surplus debenture interest payments from our insurance subsidiaries and payments from certain of our non-insurance subsidiaries. Payments from our non-insurance subsidiaries to us or CDOC, and payments from CDOC to us, do not require approval by any regulatory authority or other third party. However, the payment of dividends or surplus debenture interest by our insurance subsidiaries to CDOC is subject to state insurance department regulations and may be prohibited by insurance regulators if they determine that such dividends or other payments could be adverse to our policyholders or contract holders. Insurance regulations generally permit dividends to be paid from statutory earned surplus of the insurance company without regulatory approval for any 12-month period in amounts equal to the greater of (or in a few states, the lesser of):

•	statutory net gain from operations or statutory net income for the prior year; or

•	10% of statutory capital and surplus as of the end of the preceding year.

This type of dividend is referred to as “ordinary dividends.” Any dividends in excess of these levels require the approval of the director or commissioner of the applicable state insurance department. This type of dividend is referred to as “extraordinary dividends.” During the first six months of 2009, our insurance subsidiaries paid extraordinary dividends of $35 million to CDOC. Each of the immediate insurance subsidiaries of CDOC had negative earned surplus at June 30, 2009. Accordingly, any dividend payments from the insurance subsidiaries to the holding company will require the prior approval of the director or commissioner of the applicable state insurance department.

During the second half of 2009, we are expecting our insurance subsidiaries to pay interest to CDOC of $39.6 million on surplus debentures (of which $27.3 million has already been paid). The remaining expected surplus debenture interest payments require us to provide 30 days’ written notice to the applicable state insurance department prior to the scheduled payment date. During the second half of 2009, we are not expecting our insurance subsidiaries to pay any dividends to CDOC.

Furthermore, risk-based capital (“RBC”) requirements and other capital requirements can also limit, in certain circumstances, the ability of our insurance subsidiaries to pay dividends to CDOC. For example, certain states have established minimum capital requirements for insurance companies licensed to do business in their state. These additional requirements generally have not had a significant impact on our insurance subsidiaries, but the capital requirements in Florida have caused Conseco Health to maintain a higher level of capital and surplus than it would otherwise maintain and have thus limited its ability to pay dividends.

In addition, although we are under no obligation to do so, we may elect to contribute additional capital to strengthen the surplus of certain insurance subsidiaries for covenant compliance or regulatory purposes or to provide the capital necessary for growth. Any election regarding the contribution of additional capital to our insurance subsidiaries could affect the ability of our top tier insurance subsidiaries to pay dividends. The ability of our insurance subsidiaries to pay dividends is also impacted by various criteria established by rating agencies to maintain or receive higher ratings and by the capital levels that we target for our insurance subsidiaries, as well as risk-based capital and statutory capital compliance requirements under our senior credit agreement.

In addition, our insurance subsidiary Washington National may not distribute funds to any affiliate or shareholder, without prior notice to the Florida Office of Insurance Regulation, in accordance with an order from the Florida Office of Insurance Regulation.

The following table sets forth the aggregate amount of dividends and other distributions that our insurance subsidiaries paid to us in the six months ended June 30, 2009 and in each of the last two fiscal years:

	Six Months	Year Ended
	Ended June 30,	December 31,
	2009	2008	2007
	(dollars in millions)

Dividends	$35.0	$20.0	$50.0
Surplus debenture interest	19.8	56.4	69.9
Fees for services provided pursuant to service agreements	36.1	83.2	92.9
Tax sharing payments	2.5	1.1	1.9

Total paid	$93.4	$160.7	$214.7

We have substantial indebtedness, which may have an adverse effect on our business or limit our ability to take advantage of business, strategic or financing opportunities.

As of June 30, 2009, we had aggregate principal amount of indebtedness of $1.27 billion, consisting of the borrowings under the senior credit agreement, the existing debentures and a Senior Health note. As disclosed in detail in the Form 10-K for the year ended December 31, 2008 and Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and under risk factors set forth below under “— Risks Related to Our Business” generally and “— Risks Related to Our Business — Our senior credit agreement contains various restrictive covenants and required financial ratios that limit our operating flexibility; our current credit ratings may adversely affect our ability to access capital and the cost of such capital, which could have a material adverse effect on our financial condition and results of operations.” In particular, our senior credit agreement contains various restrictive covenants and required financial ratios that we must meet or maintain. These covenants place significant restrictions on the manner in which we may operate our business and our ability to meet these financial covenants may be affected by events beyond our control. If we default under any of these covenants, the lenders could declare all outstanding borrowings, accrued interest and fees to be immediately due and payable. In such event, the holders of the debentures, our existing debentures and the Senior Health note could elect to take similar action with respect to those debts. If that were to occur, we would not have sufficient liquidity to repay our indebtedness. Our senior credit agreement also imposes restrictions that limit our ability to take certain actions. Absent a waiver or modification by the lenders under the senior credit agreement, these restrictions impact the manner in which we operate our business.

If we fail to pay interest or principal on the debentures, we will be in default under the indenture governing the debentures. A default under the indenture could also lead to a default under agreements governing our existing and future indebtedness, including under our senior credit agreement. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the debentures.

As a result of the liquidity issues raised by the right of holders of our existing debentures to require us to repurchase their existing debentures on September 30, 2010 and/or the restrictive covenants and financial ratios contained in our senior credit agreement, we may be required to conclude that there is substantial doubt regarding our ability to continue as a going concern in our financial statements for the quarter ended September 30, 2009 or any quarter thereafter, resulting in the violation of one or more loan covenant requirements, which, if not cured, would entitle our lenders to declare all outstanding amounts under the senior credit agreement to be due and payable. In such a case, it is highly probable that we would not have sufficient liquidity to repay our bank indebtedness in full or any of our other indebtedness which could also be accelerated as a result of the default.

We are required to assess our ability to continue as a going concern as part of our preparation of financial statements at each quarter-end. The assessment includes, among other things, consideration of our plans to address our liquidity and capital needs during the next 12 months. The holders of our existing debentures have the right to require us to repurchase their existing debentures on September 30, 2010 and we do not currently have the funds available to allow us to repurchase all of such securities. Because the repurchase right related to the existing debentures arises within 12 months of September 30, 2009, doubts concerning our ability to fund the repurchase right or to refinance the existing debentures could require us to conclude in connection with our financial statements for the quarter ended September 30, 2009 that there is substantial doubt regarding our ability to continue as a going concern. We are undertaking this offering of the debentures, the private placement of our common stock and warrants to Paulson and the intended tender offer to address the repurchase right related to the existing debentures. While we believe such actions will address the liquidity concerns associated with such repurchase right, consummation of such actions is subject to a number of closing conditions, will not occur for some time and could be terminated after such actions are only partially completed. As a result, there can be no assurance they will be successful.

In addition, as part of our analysis regarding our ability to continue as a going concern, we are also required to consider our ability to comply with the future loan covenant and financial ratio requirements under our senior credit agreement. Under the senior credit agreement, several of the financial covenant and minimum ratio requirements currently in place will revert back to the requirements in place prior to the recent amendment of the senior credit agreement beginning in the third quarter of 2010. These requirements include maintaining an aggregate risk-based capital ratio of 250%, rather than the current requirement of 200%, and combined statutory capital and surplus of $1.27 billion, rather than the current requirement of $1.1 billion. Our risk-based capital ratio at June 30, 2009 was 247% and our combined capital and surplus was $1.279 billion. We are currently preparing our financial statements for the third quarter of 2009 and as a result, we do not yet have final numbers for our risk-based capital ratio or our combined statutory capital and surplus for the quarter. We believe that our risk-based capital ratio and our combined statutory capital and surplus could be below the levels for the quarter ended June 30, 2009, primarily as a result of losses in our investment portfolio and a deterioration in the ratings of certain of the securities in the investment portfolio during the third quarter of 2009.

We believe that absent successful completion of the initiatives described below, we may not be able to achieve compliance with the 250% level for our risk-based capital ratio or the $1.27 billion combined statutory capital and surplus that would be required under our senior credit agreement beginning in the third quarter of 2010. Accordingly, we are pursuing initiatives, such as reinsurance transactions, to improve our risk-based capital ratio and our statutory capital and surplus level. We believe that these initiatives would allow us to achieve compliance with the covenant levels that would be required under our senior credit agreement beginning in the third quarter of 2010, however we can provide no assurance that this will be the case. In addition, the levels of margin between other future requirements, such as the debt to total capitalization ratio and interest coverage ratio, were small at June 30, 2009, and we may not be able to achieve compliance with these requirements in the future.

We may not be required to undertake the above initiatives if: (i) the calculation of our required capital for commercial mortgages based on the use of the Mortgage Experience Adjustment Factor or “MEAF” is modified by the National Association of Insurance Commissioners in a manner that results in a capital requirement that is the same or similar to the requirement calculated pursuant to temporary modifications effective for 2009; (ii) we successfully complete the proposed registered public offering of our common stock or other equity offering in the future; and/or (iii) we renegotiate the covenants under the senior credit agreement.

While we believe that, based on the foregoing initiatives, there is a sufficient likelihood that we will be able to increase our risk-based capital ratio and have sufficient statutory capital and surplus in order to comply with the related covenants under our senior credit agreement beginning in the third quarter of 2010, the initiatives have not been completed, may require regulatory approval and/or the agreement of counterparties, which are outside our control and, therefore, there can be no assurance that we will be successful in executing them. Moreover, any modifications to the MEAF calculations would result from a regulatory process over which we have no control and which is not required to take our specific circumstances into account. Accordingly, we can provide no assurances that the reduction in required capital we currently recognize pursuant to the temporary MEAF modifications will continue beyond 2009, or that any modifications would be determined before we are required to assess our ability to continue as a going concern in conjunction with the completion of our future financial statements, as further described below. In addition, our risk-based capital ratio may suffer future deterioration as a result of future realized losses on investments (including other-than-temporary impairments), decreases in the ratings of certain of our investments net statutory losses from the operations of our insurance subsidiaries, changes in statutory regulations with respect to risk-based capital requirements or the valuation of assets or liabilities, or for other reasons.

Accordingly, even if we successfully complete this offering of debentures, the private placement of our common stock and warrants to Paulson and the intended tender offer for the existing debentures in order to address the going concern issues related to the repurchase right under the existing debentures, in connection with the preparation of our financial statements for the third quarter of 2009 or in connection with the preparation of financial statements for subsequent periods, we, or our independent registered public accountants, may conclude that there is not a sufficient likelihood that we will be able to comply with the risk-based capital ratio and statutory capital and surplus covenants in our senior credit agreement beginning in the third quarter of 2010. In such event, we may be required to conclude that there is substantial doubt regarding our ability to continue as a going concern in our financial statements for the quarter ended September 30, 2009 or subsequent periods. If we were to conclude there was substantial doubt regarding our ability to continue as a going concern in our financial statements for the quarter ended September 30, 2009 or subsequent periods, we may be required to increase the valuation allowance for deferred tax assets, which could result in the violation of one or more loan covenant requirements under the senior credit agreement.

In addition, the senior credit agreement requires that our annual audited consolidated financial statements be accompanied by an opinion, from a nationally-recognized independent public accounting firm, which does not include an explanatory paragraph regarding our ability to continue as a going concern or similar qualification. As part of the going concern analysis, consideration must be given to, among other factors, our ability to comply with the financial covenant requirements under our senior credit agreement for at least 12 months following the date of the financial statements. If the actions we are taking do not adequately address the liquidity issues with respect to the repurchase right under the existing debentures, or we do not complete the initiatives intended to increase our risk-based capital ratio and maintain our statutory capital and surplus above the levels required under the senior credit agreement, with adequate margins for possible adverse developments, or we otherwise are not able to demonstrate prior to March 31, 2010 (the date by which we are required to provide audited financial statements to the lenders under the senior credit agreement) that we will be in compliance with the financial covenant requirements in the senior credit agreement for at least 12 months following the date of the financial statements, management would conclude there is substantial doubt about our ability to continue as a going concern and the audit opinion that we would receive from our independent registered public accounting firm would include an explanatory paragraph regarding our ability to continue as a going concern. Such an opinion would be in breach of the covenants in the senior credit agreement. If this was not cured within 30 days after notice from the lenders, it would be an event of default entitling the lenders to declare all outstanding borrowings, accrued interest and fees to be due and payable. If an event of default were to occur in connection with the preparation of our financial statements for the third quarter ended September 30, 2009 or the year ended December 31, 2009, it is highly probable that we would not have sufficient liquidity to repay our bank indebtedness in full or any of our other indebtedness which could also be accelerated as a result of the default.

The purchase agreement would terminate, and thus each forward purchase agreement would terminate, if:

•	our Form 10-Q for the quarter ended September 30, 2009 is not filed on or before November 19, 2009; our financial statements included in such Form 10-Q have not been subject to a completed SAS 100 review by our independent registered public accountants; or our management concluded in connection with such filing that there is substantial doubt about our ability to continue as a going concern; or

•	with respect to any closing date occurring after the filing of our Form 10-Q for our quarter ended September 30, 2009, any Form 10-Q or 10-K that we are required to file with the SEC on or before the redemption closing date (or such earlier closing date by which all $293.0 million aggregate principal amount of debentures have been issued and delivered) is not filed on or before the date we are required to file such Form 10-Q or Form 10-K, as the case may be, with the SEC; our financial statements included in such Form 10-Q have not been subjected to a completed SAS 100 review or our independent registered public accountants have not issued an audit report on our financial statements included in such Form 10-K, as the case may be; and we fail to deliver an officer’s certificate to the initial purchaser by the business day following the deadline for filing such Form 10-Q or Form 10-K, as the case may be, stating that our failure to file such Form 10-Q or Form 10-K, as the case may be, within the SEC’s deadlines pertains to something other than in connection with the conclusion of our management or our independent registered public accountants that there is a substantial doubt about our ability to continue as a going concern; provided, that, if we fail to file such Form 10-Q or Form 10-K, as the case may be, and fail to deliver such officer’s certificate, the initial purchaser may, upon prior written notice, elect to terminate the purchase agreement, and thus each forward purchase agreement, prior to such subsequent closing date.

The debentures will not restrict our ability to incur additional debt or to take other actions that could negatively impact holders of the debentures.

The indenture governing the debentures will not prohibit or limit us from incurring additional indebtedness and other liabilities or from pledging assets to secure such indebtedness and liabilities. In addition, the debentures do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt, secure existing or future debt and take a number of other actions that will not be limited by the terms of the indenture and the debentures could have the effect of diminishing our ability to make payments on the debentures when due. In addition, we will not be restricted from repurchasing indebtedness or common stock by the terms of the indenture and the debentures. If we issue other debt securities in the future, our debt service obligations will increase.

The debentures will not be protected by restrictive covenants, which may allow us to engage in transactions that may impair our ability to fulfill our obligations under the debentures.

Because the indenture will not contain any covenants or other provisions to afford protection to holders of the debentures in the event of a change of control involving us except to the extent described under “Description of the Debentures — Events of Default,” “— Merger and Sale of Assets by Conseco” and “— Conversion Rate Adjustments— Make Whole upon Certain Transactions,” we may engage in transactions that may impair our ability to fulfill our obligations under the debentures. Absent a contractual restriction and other than our obligation to increase the conversion rate with respect to the debentures in certain circumstances upon the occurrence of certain events, we generally have no duty to consider the interests of holders of our debentures in determining whether to engage in such transactions and under what terms.

Some significant transactions may not constitute a make whole adjustment event, in which case the debentures would not become convertible prior to the conversion commencement date as a result of such event, and may not constitute a change of control, in which case no default would occur as a result of such event.

Upon the occurrence of a make whole adjustment event (as defined under “Description of the Debentures — Conversion Rate Adjustments — Make Whole upon Certain Transactions”), holders will have the right to convert their debentures prior to the conversion commencement date and, under certain circumstances, at an increased conversion rate. In addition, certain make whole adjustment events constitute a change of control (as defined under “Description of the Debentures — Change of Control”) for purposes of determining whether an event of default under the debentures has occurred. However, because the terms “make whole adjustment event” and “change of control” are limited to certain specified transactions or events, these provisions may not afford protection to holders of the debentures in the event of certain significant transactions or events that might adversely affect our financial condition or the value of the debentures or the trading price of our common stock.

For example, transactions such as leveraged recapitalizations, refinancings, restructurings or certain acquisitions of other entities by us or our subsidiaries would not constitute a make whole adjustment event allowing holders to convert their debentures prior to the conversion commencement date and, under certain circumstances, at an increased conversion rate, or a change of control resulting in an event of default that could allow holders to accelerate the maturity of the debentures. In the event of any such transaction occurring prior to the conversion commencement date, holders would not have the right to convert their debentures and no event of default would occur, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of the debentures.

In addition, a delisting of our common stock or a sale of all or substantially all of our consolidated assets would not constitute a change of control resulting in an event of default, although such events would constitute a make whole adjustment event. However, if the conversion rate, as adjusted for the make whole adjustment event, times the trading price of our common stock at the time of the event is less than $1,000, the value delivered to a converting holder will be less than the principal amount of the converted debentures.

The increase in the conversion rate for debentures converted in connection with a make whole adjustment event may not adequately compensate holders for any lost value of the debentures as a result of such events.

If a make whole adjustment event occurs on or after the commitment date and prior to maturity, we will, under certain circumstances, increase the conversion rate by a number of additional shares of our common stock for debentures converted in connection with such make whole adjustment event. The increase in the conversion rate will be determined based on the date on which the make whole adjustment event becomes effective and the price paid (or deemed paid) per share of our common stock, as described below under “Description of the Debentures — Conversion Rate Adjustments — Make Whole upon Certain Transactions.”

Although the increase in the conversion rate is designed to compensate holders for the lost option time value of their debentures as a result of a make whole adjustment event, it may not adequately compensate holders for such loss. In addition, if the price of our common stock in the transaction is greater than $      per share or less than $      per share (in each case, subject to adjustment), no increase will be made to the conversion rate. As a result, in no event will the conversion rate as a result of this adjustment exceed           shares per $1,000 principal amount of debentures (subject to adjustment).

Our obligation to increase the conversion rate in connection with a make whole adjustment event could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

The adjustments to the conversion rate do not cover all dilutive events that may adversely affect the value of the debentures.

On and after the commitment date (whether or not any debentures are outstanding), the conversion rate is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions and combinations, distributions of indebtedness, securities or assets, spin-offs, cash dividends or distributions and certain tender or exchange offers as described under “Description of the Debentures — Conversion Rate Adjustments,” or in connection with a conversion in connection with a make whole adjustment event, as described above. However, the conversion rate will not be adjusted for certain other events, such as an issuance of our common stock for cash or in connection with an acquisition, that may adversely affect the trading price of our common stock. If any of these events adversely affects the market price of our common stock, it may also adversely affect the value of the debentures. We cannot assure holders that an event that does not result in an adjustment to the conversion rate will not occur.

Additionally, although any adjustments are designed to compensate you for the lost value of your debentures as a result of certain types of events, they may not adequately compensate you for such loss. Furthermore, our obligation to increase the conversion rate in connection with certain make whole adjustment events could be considered a penalty, in which case the enforceability thereof would be subject to general principles of equitable remedies.

Holders of the debentures will not have any right to require us to repurchase debentures for cash.

Holders of the debentures will not have any right to require us to repurchase debentures for cash as a result of a fundamental change or otherwise. The lack of put rights for holders of the debentures may adversely affect the size of the trading market for the debentures and the price on resale.

A change of control under the debentures may also constitute an event of default under the senior credit agreement.

On and after the commitment date, the occurrence of a change of control (as defined under “Description of the Debentures — Change of Control”) will result in an event of default under the indenture if written notice is provided not later than 90 days following the occurrence of such change of control (or with respect to any change of control that occurs prior to the issuance date of the first series of debentures, 90 days following the issuance date of such first series of debentures) to us by the trustee or to us and the trustee by the holders of at least 10% in aggregate principal amount of all series of debentures then outstanding (acting together as a single class). Such event of default will give the trustee or the holders of more than 50% in aggregate principal amount of all series of debentures then outstanding (acting together as a single class) the right to accelerate the maturity of the debentures. Such change of control would also likely constitute an event of default under the senior credit agreement, which would permit the lenders under the senior credit agreement to accelerate the maturity of our obligations thereunder, exercise their right with respect to the collateral securing such obligations and pursue other specified remedies. In addition, such change of control would also likely result in a put right under the indenture governing the existing debentures, and we expect it would constitute an event of default under any future debt agreements. In such event, we may not have sufficient funds at such time to repay the principal amount of, and accrued and unpaid interest on, the debentures, and we may not be able to arrange necessary financing on acceptable terms, if at all.

Except in connection with a make whole adjustment event, holders will not be able to convert their debentures before June 30, 2013, and the value of the debentures could be less than the value of the common stock into which their debentures could otherwise be converted.

Except in connection with a make whole adjustment event, the debentures will not be convertible prior to June 30, 2013 and accordingly holders may not be able to convert their debentures and receive the value of the common stock into which the debentures would otherwise be convertible. The inability to freely convert may also adversely affect the value of the debentures and a holder’s ability to resell the debentures.

Holders of debentures cannot convert their debentures while a conversion blocker is in effect with respect to such debentures.

The indenture governing the debentures will prohibit conversion of a holder’s debentures if, and to the extent, any of the Section 382 conversion blocker, the HSR conversion blocker, the tax conversion blocker, the insurance conversion blocker and the Section 16 conversion blocker (in each case, as defined under “Description of the Debentures — Conversion Blockers”) is in effect with respect to such holder’s debentures. If any such prohibition on conversion is in effect, such holder’s debentures will not be convertible into our common stock, and the holder will be required to continue to hold the debentures until (i) the restriction is not longer in effect (if applicable), at which time the holder may convert, (ii) the debentures are paid at maturity or (iii) the debentures are resold. Such holder will not be entitled to any compensation for any loss of value or conversion opportunity.

Holders’ right to convert may be terminated in certain circumstances.

On or after the conversion commencement date, we may, subject to certain exceptions, elect to terminate the right of holders to convert into our common stock upon at least 20 business days’ notice prior to the date, selected by us, on which such conversion rights will terminate if, and only if, the closing sale price of our common stock has exceeded 140% of the then applicable conversion price for at least 20 trading days in the 30-consecutive trading day period (including the last trading day of such period) ending on the trading day immediately preceding the date of such conversion termination notice. If we so elect to terminate the right of holders to convert, and a holder does not choose to convert its debentures prior to our termination of the conversion right, such holder will not be able to receive the value of the common stock previously issuable upon conversion. If we terminate the right of holders to convert, the value of the debentures may be substantially affected.

On the date(s) of issuance, the debentures may be issued with a beneficial conversion feature which could have a material adverse effect on our reported financial results.

In accordance with generally accepted accounting principles, we will be required to consider on each issuance date whether the debentures issued on such date are issued with a beneficial conversion feature. A beneficial conversion feature will exist if the debentures may be convertible into common stock at an effective conversion price (calculated by dividing the proceeds from the issuance of debentures issued on that date (per $1,000 principal amount of debentures) by the then effective conversion rate) that is lower than the market price of a share of common stock on the date when all significant terms, including the quantity and timing of the issuance, are known. When a beneficial conversion feature exists, we are required to separately recognize the beneficial conversion feature at issuance by allocating a portion of the proceeds to the intrinsic value of that feature. The value of the beneficial conversion feature is recorded, net of taxes, as an increase to additional paid-in capital.

We cannot predict the date(s) of issuance or the market price of a share of our common stock on the date(s) of issuance, and accordingly, we cannot predict whether a beneficial conversion feature will exist on such date(s) of issuance and, if so, what value(s) would be recorded.

If a beneficial conversion feature exists on the actual date(s) of issuance, a discount equal to the intrinsic value of the beneficial conversion feature will be recorded against the carrying value of the debentures. Such discount will be amortized from the actual date(s) of issuance to the stated maturity date of the debentures using the effective interest method. Accordingly, the interest we recognize related to the debentures will be dependent upon whether a beneficial conversion feature exists on the actual date(s) of issuance and the amount by which the market price(s) of our common stock exceeds the effective conversion price on such actual date(s) of issuance. Accordingly, if there is a beneficial conversion feature with respect to some or all of the debentures, we will be required to record a greater amount of non-cash interest expense in our financial statements until maturity or the debentures cease to be outstanding as a result of the amortization of the discounted carrying value of the debentures to their face amount over the term of the debentures, or as a charge to earnings if the debentures are converted into shares of our common stock prior to the maturity date of the debentures. This could adversely affect the value of the debentures and the trading price of our common stock.

For more information with respect to this beneficial conversion feature, see footnote 3 to the capitalization table set forth under “Capitalization.”

Because an active trading market for the debentures may not develop and there are restrictions on resale of the debentures and shares of our common stock issued upon conversion, a holder may not be able to sell its debentures or shares of our common stock issued upon conversion. The debentures will also be issued in physical, certificated form (and not in the form of global debentures deposited with DTC), which may impact liquidity. A holder should therefore be prepared to hold the debentures until maturity.

The debentures constitute a new issue of securities for which there is no established trading market. Because the debentures will not be listed on an exchange and are not eligible for resale pursuant to Rule 144A under the Securities Act, we cannot assure holders that an active trading market for the debentures will develop. If an active trading market for the debentures does not develop, or if one develops but is not maintained, a holder may experience difficulty in reselling, or an inability to sell, the debentures and the value of the debentures could fall. If an active trading market were to develop, the debentures could trade at prices that may be lower than the initial offering price of the debentures. Whether or not the debentures will trade at lower prices depends on many factors, including:

•	prevailing interest rates and the markets for similar securities;

•	the price of our common stock;

•	general economic conditions; and

•	our financial condition, historic financial performance and future prospects.

We are offering the debentures and the shares of common stock issuable upon conversion of the debentures in reliance upon exemptions from registration under the Securities Act and applicable state securities laws. Accordingly, the debentures and the shares of our common stock issued upon conversion are subject to restrictions on transfers. As a result, a holder may transfer or resell the debentures and the common stock issuable upon conversion of the debentures only in a transaction exempt from these registration requirements, unless such transaction is registered under the Securities Act. In particular, the debentures and the common stock issuable upon conversion of the debentures will not be eligible for resale pursuant to Rule 144A and we will not enter into a registration rights agreement with the initial purchaser with respect to the resale of the debentures or common stock issuable upon conversion of the debentures. In addition, if we are not current in our Exchange Act reports, a person who acquires from us or one of our affiliates debentures or shares of our common stock issued upon conversion of the debentures could be required to hold their securities for up to one year following such acquisition. See “Notice to Investors.”

In addition, the debentures will be issued in physical, certificated form to each holder of debentures and registered in the name of each such holder. The fact that the debentures are not in the form of global securities deposited with DTC could further limit the liquidity of the debentures and therefore adversely affect their value.

Our ability to use our existing NOLs may be materially impaired by this or other transactions, in which case we would also likely breach the debt to equity covenant of our senior credit agreement.

As of June 30, 2009, we had approximately $4.7 billion of federal tax NOLs and $1.2 billion of capital loss carry-forwards, resulting in a gross deferred tax asset of approximately $2.1 billion, expiring in years 2009 through 2028. Section 382 of the Code imposes limitations on a corporation’s ability to use its NOLs when it undergoes a 50% “ownership change” over a three year period. Although we underwent an ownership change in 2003 as the result of our reorganization, the timing and manner in which we will be able to utilize our NOLs is not currently limited by Section 382.

We regularly monitor ownership changes (as calculated for purposes of Section 382) based on available information and, as of June 30, 2009, our analysis indicated that we were below the 50% ownership change threshhold that would limit our ability to utilize our NOLs. However, taking into account the common stock issuance to Paulson described above, and the anticipated issuance of common stock pursuant to our covenant to Paulson to use our reasonable best efforts to consummate a proposed registered offering of our common stock that would generate not less than $200.0 million in gross proceeds to us, to the extent such offering of our common stock does not jeopardize our ability to use our existing NOLs (see “Summary — Recent Developments — Proposed Registered Offering of Common Stock”), we expect to be close to the 50% ownership change level. As a result, any future transaction or transactions and the timing of such transaction or transactions could trigger an additional ownership change under Section 382. Such transactions may include, but are not limited to, additional repurchases or issuances of common stock (including upon conversion of our existing debentures, conversion of the debentures (including conversion pursuant to a make whole adjustment event), or conversion of the warrants sold to Paulson, as discussed above), or acquisitions or sales of shares of our stock by certain holders of our shares, including persons who have held, currently hold or may accumulate in the future 5% or more of our outstanding common stock (“5% Holders”) for their own account. In January 2009, our board of directors adopted a Section 382 rights agreement, which is designed to protect shareholder value by preserving the value of our NOLs. See “Description of Capital Stock — Section 382 Rights Agreement.” The rights agreement provides a strong economic disincentive for any one shareholder knowingly, and without the approval of our board, to become a 5% Holder and for any of our existing 5% Holders to increase their ownership stake by more than 1% of the shares of our common stock then outstanding — and thus limits the uncertainty with regard to the potential for future ownership changes. However, despite the strong economic disincentives of the Section 382 rights agreement, there can be no assurance that a shareholder will not elect to increase its ownership, including beyond the limits set by the rights agreement, and thus adversely affect our ownership shift calculations.

Additionally, based on the advice of our tax advisor, we intend to take the position that, upon issuance, the debentures are not treated as stock for purposes of Section 382 and do not trigger an ownership change. However, there is no assurance that the IRS will agree with our position. If the IRS were to succeed in challenging this position, the issuance of the debentures would push us above the 50% ownership change level described above and trigger an ownership change under Section 382.

If an ownership change were to occur for purposes of Section 382, we would be required to calculate an annual limitation on the amount of our taxable income that may be offset by NOLs arising prior to such ownership change. That limitation would apply to all of our current NOLs. The annual limitation would be calculated based upon the fair market value of our equity at the time of such ownership change, multiplied by a federal long-term tax exempt rate (currently 4.48%), and the annual restriction would eliminate our ability to use a substantial portion of our NOLs to offset future taxable income. Additionally, the writedown of our deferred tax assets that would occur in the event of an ownership change for purposes of Section 382 would likely cause us to breach the debt to equity covenant of our senior credit agreement.

The value of the debentures and the trading price of our common stock may fluctuate significantly, and holders could lose all or part of their investment.

The value of the debentures will be directly affected by fluctuations in the trading price of our common stock as well as the general level of interest rates and our credit quality. This may result in a significantly greater volatility in the value of the debentures than would be expected for nonconvertible debt securities we issue.

The trading price of our common stock has been subject to significant fluctuations and volatility and may continue to fluctuate for various reasons which include:

•	our quarterly or annual earnings or those of other companies in our industry;

•	liquidity and credit agreement covenant compliance concerns;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

•	new laws or regulations or new interpretations of laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events; and

•	sales of common stock by our directors and executive officers.

In addition, the stock markets have recently experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in the insurance industry. The changes frequently appear to occur without regard to the operating performance of these companies. The price of our common stock could drop materially based upon factors that have little or nothing to do with us.

In addition to the factors described above, the price of our common stock also could be affected by possible sales of our common stock by investors who view the debentures as a more attractive means of equity participation in our company and by hedging or arbitrage activity that we expect to develop involving our common stock as a result of the issuance of the debentures. The hedging or arbitrage could, in turn, affect the trading prices of the debentures.

The liquidity of the market for shares of our common stock and the prices at which our stock trades will depend upon the amount outstanding, the number of holders thereof, the interest of securities dealers in maintaining a market in the securities and other factors beyond our control. Consequently, a holder bears the risk that the value of its investment in the debentures will be negatively impacted if shares of our common stock do not trade at prices equal to or greater than the value of such common stock on the date such holder purchased the debentures due to a lack of liquidity of our common stock or other factors.

Issuance of additional common stock, or securities convertible into common stock, or preferred stock could adversely affect holders of our common stock.

Subject to certain exceptions, including the private placement of 16.4 million shares of common stock and warrants to purchase 5.0 million shares of common stock to Paulson and our proposed registered offering of common stock, we and our executive officers and directors, as well as Paulson, will agree with the initial purchaser not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock during the 90 day period from the date of this offering memorandum, except with the prior written consent of Morgan Stanley & Co. Incorporated. See “Plan of Distribution.” Except for the restriction in the preceding sentence, we are not restricted from issuing additional shares of our common stock, or securities convertible into our common stock, prior to the maturity of the debentures. If we issue additional shares of our common stock, or securities convertible into our common stock, it may materially and adversely affect the trading price of our common stock. In addition, the conversion of some or all of the debentures and our existing debentures may dilute the ownership interests of existing shareholders, and any resales in the public market of common stock issued upon conversion could adversely affect prevailing trading prices for our common stock.

Moreover, our board of directors is authorized to issue preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such preferred stock that may be issued, including voting rights, conversion rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue cumulative preferred stock in the future, including shares of our Series A Junior Participating Preferred Stock that are issuable upon exercise of outstanding preferred share purchase rights distributed in connection with our Section 382 rights agreement, that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the market price of our common stock could decrease, which may adversely affect the value of the debentures.

The market price of our common stock could be affected by the substantial number of shares that are eligible for future sale, which could decrease the value of a holder’s investment.

As of October 7, 2009, we had 185,563,716 shares of common stock outstanding, including 677,500 shares of restricted common stock issued but not yet vested under our Amended and Restated Long-Term Incentive Plan but excluding 23,709,936 shares reserved for issuance pursuant to our stock plans. The value of the debentures may be adversely affected by future issuances of common stock, including those resulting from conversions by other holders of their debentures, conversions by holders of our existing debentures, the private placement of 16.4 million shares of common stock and warrants to purchase 5.0 million shares of common stock to Paulson, exercises by the holder(s) of the warrants and our proposed registered offering of common stock, which could decrease our common stock price. In addition, the possibility that shares of our common stock will be issued in connection with any conversion of the debentures or the existing debentures or pursuant to our stock plans may encourage short selling by market participants because the issuance of shares of common stock pursuant to the terms of those securities or plans could depress the price of our common stock.

Recent developments in the convertible debt markets may adversely affect the trading price of the debentures.

The convertible debt markets have experienced unprecedented disruptions resulting from, among other things, the recent instability in the credit and capital markets and the emergency orders issued by the SEC on September 17 and 18, 2008 (and extended on October 1, 2008). These orders were issued as a stop-gap measure while the U.S. Congress worked to provide a comprehensive legislative plan to stabilize the credit and capital markets. Among other things, these orders temporarily imposed a prohibition on effecting short sales of the common stock of certain financial companies. As a result, the SEC orders made the convertible arbitrage strategy that many convertible notes investors employ difficult to execute for outstanding convertible notes of those companies whose common stock was subject to the short sale prohibition. The SEC orders expired on October 8, 2008. However, on August 17, 2009, the SEC reopened public comment on certain rules that would impose new restrictions on the short selling of certain equity securities, including our common stock. The SEC may adopt one of these “alternative up-tick rules.” Other regulatory organizations also may adopt or consider adopting restrictions on short sales. Any future governmental actions that impose limitations on short sales of common stock of issuers, including consideration by the SEC to reinstate the “up-tick rule” or implementation of “alternative up-tick rules,” could significantly affect the value of convertible securities linked to those common stocks.

Holders of debentures will not be entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to our common stock.

A holder of debentures will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but will be subject to all changes affecting the common stock, to the extent it receives such stock upon conversion. A holder will only be entitled to rights of the common stock if and when we deliver shares of common stock to such holder upon conversion of its debentures. For example, in the event that an amendment is proposed to our amended and restated certificate of incorporation or our amended and restated by-laws requiring shareholder approval and the record date for determining shareholders of record entitled to vote on the amendment occurs prior to such holder’s conversion of debentures, such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock or other classes of capital stock.

Any decline in the ratings of our senior debt could adversely affect the value of the debentures and the trading price of our common stock.

Our senior debt has been rated CCC by Standard & Poor’s Rating Services and our senior unsecured debt has been rated Caa3 by Moody’s Investors Service, Inc. There can be no assurance that any of rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant. Any decline in the ratings of our senior debt or any indications from the rating agencies that their ratings are under surveillance or review with possible negative implications could adversely affect the value of the debentures and the trading price of our common stock. In addition, a ratings downgrade could adversely affect our ability to access capital.

We have adopted anti-takeover provisions that could make it more difficult for a third party to acquire us, even if the acquisition would be favorable to holders of our common stock.

Provisions in our amended and restated certificate of incorporation and our amended and restated by-laws may make it more difficult and expensive for investors to acquire us, even if doing so would be beneficial to our shareholders. In addition, we adopted our Section 382 rights agreement in January 2009, which could make it considerably more difficult or costly for a person or group to acquire control of us in a transaction that our board of directors opposes. These provisions, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of our common stock, or could limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

State insurance laws may delay, deter or prevent a takeover attempt that may be in the best interests of stockholders.

State insurance laws include provisions that may delay, deter or prevent a takeover attempt that may be in the best interests of stockholders. For example, under applicable state insurance holding company laws and regulations, no person may acquire control of us, and thus indirect control of our insurance subsidiaries, unless the person has provided required information to, and the acquisition is approved or not disapproved by, the appropriate insurance regulatory authorities. Under applicable laws and regulations, any person acquiring, directly by stock ownership or indirectly (by revocable proxy or otherwise) 10% or more of the voting power of our capital stock would be presumed to have acquired control of us, and a person who beneficially acquires 10% or more of our shares of common stock without obtaining the approval of the appropriate state insurance commissioners would be in violation of state insurance holding company statutes and would be subject to injunctive action requiring disposition or seizure of the shares and prohibiting the voting of such shares, as well as other action determined by the state insurance commissioners, unless the appropriate insurance regulatory authorities, upon advance application, determine otherwise. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock and, as a result, the debentures if they are viewed as discouraging takeover attempts in the future.

A holder may be deemed to receive a taxable distribution without the receipt of any cash or property.

The conversion rate will be adjusted in certain circumstances. See the discussion under the heading “Description of the Debentures — Conversion Rate Adjustments.” Adjustments to the conversion rate (or failures to make adjustments) that have the effect of increasing a holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to a holder for U.S. federal income tax purposes, notwithstanding the fact that such holder does not receive an actual distribution of cash or property. If a holder is a non-U.S. holder (as defined in “Certain United States Federal Income and Estate Tax Considerations”), such holder may be subject to U.S. federal withholding taxes in connection with such a deemed distribution. Holders are urged to consult with their tax advisors with respect to the U.S. federal income tax consequences resulting from an adjustment to the conversion rate (or failures to make adjustments). See “Certain United States Federal Income and Estate Tax Considerations — U.S. Holders — Debentures — Constructive Distributions” and “Certain United States Federal Income and Estate Tax Considerations — Non-U.S. Holders — Dividends and Constructive Dividends.”

The debentures may be issued with original issue discount (“OID”) for U.S. federal income tax purposes.

With respect to each series of debentures, if the “stated redemption price at maturity” of the debentures exceeds their “issue price” (both as described below under “Certain United States Federal Income and Estate Tax Considerations”) by an amount equal to or greater than a statutory de minimis threshold, the debentures will be considered to have been issued with OID for U.S. federal income tax purposes in an amount equal to such excess. U.S. holders (as defined in “Certain United States Federal Income and Estate Tax Considerations”) will be required to include such OID in income as it accrues, in advance of the receipt of cash attributable to such income. For a discussion of the tax consequences of an investment in the debentures, see “Certain United States Federal Income and Estate Tax Considerations.”

Risks Related to Our Business

Our senior credit agreement contains various restrictive covenants and required financial ratios that limit our operating flexibility; our current credit ratings may adversely affect our ability to access capital and the cost of such capital, which could have a material adverse effect on our financial condition and results of operations.

As of June 30, 2009, we had $854.6 million principal amount of debt outstanding under our senior credit agreement. Pursuant to our senior credit agreement, we agreed to a number of covenants and other provisions that restrict our ability to borrow money and pursue some operating activities without the prior consent of the lenders. We also agreed to meet or maintain various financial ratios and balances. Our ability to meet these financial tests and maintain ratings may be affected by events beyond our control. There are several conditions or circumstances that could lead to an event of default under our senior credit agreement, as described below. In the event of or eminent event of default, management would conclude there is substantial doubt regarding our ability to continue as a going concern, which would have material adverse consequences to our financial condition and results of operations, as further described below.

The senior credit agreement prohibits or restricts, among other things: (i) the payment of cash dividends on our common stock; (ii) the repurchase of our common stock; (iii) the issuance of additional debt or capital stock; (iv) liens; (v) transfer or sell assets unless the net proceeds are reinvested in our insurance operations or used to reduce the amount due under the senior credit agreement; (vi) affiliate transactions; (vii) certain investment activities; (viii) change in business; and (ix) prepayment of indebtedness (other than the senior credit agreement). The senior credit agreement also requires that our annual audited consolidated financial statements be accompanied by an opinion, from a nationally-recognized independent public accounting firm, stating that such audited consolidated financial statements present fairly, in all material respects, our financial position and results of operations in conformity with GAAP for the periods indicated. For us to remain in compliance with the senior credit agreement, such opinion cannot include an explanatory paragraph regarding our ability to continue as a going concern or similar qualification. Although we were in compliance with the provisions of the senior credit agreement as of June 30, 2009, these provisions represent significant restrictions on the manner in which we may operate our business. If we default under any of these provisions, the lenders could declare all outstanding borrowings, accrued interest and fees to be due and payable. If that were to occur, no assurance can be given that we would have sufficient liquidity to repay amounts due under the senior credit agreement in full or any of our other debts. Absent a waiver or modification by the lenders under the senior credit agreement, we are significantly limited in our ability to raise sufficient funds to repay the existing debentures when due. The existing debentures are putable to us on September 30, 2010.

Pursuant to the senior credit agreement, as long as the debt to total capitalization ratio (as defined in the senior credit agreement) is greater than 20% or certain insurance subsidiaries (as defined in the senior credit agreement) have financial strength ratings of less than A- from A.M. Best, we are required to make mandatory prepayments with all or a portion of the proceeds from the following transactions or events including: (i) the issuance of certain indebtedness; (ii) certain equity issuances; (iii) certain asset sales or casualty events; and (iv) excess cash flows as defined in the senior credit agreement (the first such payment, of $1.2 million, was paid in March 2009 and pursuant to the terms of the senior credit agreement, reduced our second quarter 2009 principal payment from $2.2 million to $1.0 million).

The following summarizes the financial ratios and amounts that we are required to meet or maintain under our senior credit agreement as of June 30, 2009:

Covenant Under the
	Senior Credit Agreement as		Margin for Adverse
	Amended on	Balance or Ratio as of	Development from
	March 30, 2009	June 30, 2009	June 30, 2009 Levels

Aggregate risk-based capital ratio	Greater than or equal to 200% from March 31, 2009 through June 30, 2010 and thereafter, greater than 250% (the same ratio required by the agreement prior to the amendment).	247%	Reduction to statutory capital and surplus of approximately $242 million, or an increase to required risk-based capital of approximately $121 million.
Combined statutory capital and surplus	Greater than $1,100 million from March 31, 2009 through June 30, 2010 and thereafter, $1,270 million (the same amount required by the agreement prior to the amendment).	$1,279 million	Reduction to combined statutory capital and surplus of approximately $179 million.
Debt to total capitalization ratio	Not more than 32.5% from March 31, 2009 through June 30, 2010 and thereafter, not more than 30% (the same ratio required by the agreement prior to the amendment).	27%	Reduction to shareholders’ equity of approximately $807 million or additional debt of $389 million.
Interest coverage ratio	Greater than or equal to 1.50 to 1 for rolling four quarters from March 31, 2009 through June 30, 2010 and thereafter, 2.00 to 1 (the same ratio required by the agreement prior to the amendment).	3.31 to 1	Reduction in cash flows to the holding company of approximately $102 million.

As described above, under our senior credit agreement, several financial covenant requirements currently in place will revert back to the requirements in place prior to the recent amendment beginning in the third quarter of 2010. Our current aggregate risk-based capital ratio of 247% is below the level required to meet the future covenant requirement and the levels of margin between the other future requirements and our current financial status are small. If we are unable to demonstrate our ability to comply with the future loan covenants with adequate margins for adverse deviation prior to March 31, 2010 (the date by which we are required to provide audited financial statements to the lenders under the senior credit agreement), management would conclude there is substantial doubt about our ability to continue as a going concern. Further, the audit opinion that we would receive from our independent registered public accounting firm would include an explanatory paragraph regarding our ability to continue as a going concern. Such an opinion would be in breach of the covenants in the senior credit agreement. If that were to occur, it is highly probable that we would not have sufficient liquidity to repay our bank indebtedness in full or any of our other indebtedness which could also be accelerated as a result of the default.

The following summarizes the financial ratios and amounts that we will be required to meet or maintain under our senior credit agreement in the third quarter of 2010 compared to current levels.

Pro Forma Margin or Deficit
	Covenant Under the		from Current Levels
	Senior Credit	Balance or	Assuming Future
	Commencing in the	Ratio as of	Requirements were in Effect
	Third Quarter of 2010	June 30, 2009	at June 30, 2009

Aggregate risk-based capital ratio	Greater than or equal to 250%	247%	Deficit requiring an increase to statutory capital and surplus of approximately $17 million, or a decrease to the risk-based capital of approximately $7.1 million in order to meet the future requirement.
Combined statutory capital and surplus	Greater than $1,270 million	$1,279 million	Reduction to combined statutory capital and surplus of approximately $9 million.
Debt to total capitalization ratio	Not more than 30%	27%	Reduction to shareholders’ equity of approximately $480 million or additional debt of $205 million.
Interest coverage ratio	Greater than or equal to 2.00 to 1	3.31 to 1	Reduction in cash flows to the holding company of approximately $73 million.

These covenants place significant restrictions on the manner in which we may operate our business and our ability to meet these financial covenants may be affected by events beyond our control. If we default under any of these covenants, the lenders could declare all outstanding borrowings, accrued interest and fees to be immediately due and payable, which would have material adverse consequences to us. If the lenders under our senior credit agreement would elect to accelerate the amounts due, the holders of our existing debentures and Senior Health note could elect to take similar action with respect to those debts. If that were to occur, we would not have sufficient liquidity to repay our indebtedness.

S&P has assigned a “CCC” rating on our senior secured debt with a negative outlook. In S&P’s view, an obligation rated “CCC” is currently vulnerable to nonpayment and is dependent upon favorable business, financial and economic conditions to meet its financial commitment on the obligation. S&P has a total of 21 separate categories rating senior debt, ranging from “AAA (Extremely Strong)” to “D (Payment Default).” There are seventeen ratings above our “CCC” rating and four ratings that are below our rating. Moody’s has assigned a “Caa1” rating on our senior secured debt with a negative outlook. In Moody’s view, an obligation rated “Caa1” is in poor standing and there may be present elements of danger with respect to principal or interest. Moody’s has a total of 21 separate categories in which to rate senior debt, ranging from “Aaa (Exceptional)” to “C (Lowest Rated).” There are 16 ratings above our “Caa1” rating and four ratings that are below our rating. A negative outlook by S&P and Moody’s is an opinion regarding the likely direction of a rating over the medium term. If we were to require additional capital, either to refinance our existing indebtedness or for any other reason, our current senior debt ratings, as well as economic conditions in the credit markets generally, could severely restrict our access to and the cost of such capital.

The obligations under our senior credit agreement are guaranteed by our current and future domestic subsidiaries, other than our insurance subsidiaries and certain immaterial subsidiaries. CDOC’s guarantee under our senior credit agreement is secured by a lien on substantially all of the assets of the guarantors, including the stock of Conseco Life Insurance Company of Texas (“Conseco Life of Texas”) (which is the parent of Bankers Life and Casualty Company, Bankers Conseco Life Insurance Company (“Bankers Conseco Life”) and Colonial Penn), Washington National (which is the parent of Conseco Insurance Company and Conseco Life) and

Conseco Health. If we fail to make the required payments, do not meet the financial covenants or otherwise default on the terms of our senior credit agreement, the stock of Conseco Life of Texas, Washington National and Conseco Health could be transferred to the lenders under such agreement. Any such transfer would have a material adverse effect on our business, financial condition and results of operations, and would have a significant adverse effect on the market value of the debentures and our common stock.

The holders of our existing debentures have the right to require us to repurchase the existing debentures on September 30, 2010 and our ability to repay or repurchase the existing debentures is limited by the senior credit agreement and other factors; if we are unable to refinance a substantial percentage of our outstanding existing debentures with other debt and/or equity securities it would have material adverse consequences to our financial condition and results of operations.

We will likely be required to repay or repurchase our existing debentures on September 30, 2010, if we are unable to refinance them with other debt and/or equity securities. We can provide no assurance that our plans to refinance the existing debentures will be successful. If we are unable to refinance or otherwise address liquidity issues with respect to a substantial portion of the outstanding existing debentures, management would conclude there is substantial doubt about our ability to continue as a going concern which would have material adverse consequences to our financial condition and results of operations, as further described below.

As of June 30, 2009, the aggregate principal amount of outstanding existing debentures was $293.0 million. Holders of the existing debentures have the right to require us to repurchase their existing debentures for cash on September 30, 2010. The amendment in March 2009 to the senior credit agreement prohibits us from redeeming or purchasing the existing debentures with cash from sources other than those described below. As a result, without a further amendment of the senior credit agreement or a waiver from the lenders, we will not be able to make any payments to the holders of the existing debentures on September 30, 2010 (assuming the holders of the existing debentures elect to exercise their right to require us to repurchase their existing debentures for cash on that date). The amendment permits us to amend, modify or refinance the existing debentures so long as such new indebtedness complies with the restrictions set forth below. In certain cases, the rules of the NYSE would require us to obtain shareholder approval before issuing new common stock or convertible debt.

We have had discussions with certain holders of the existing debentures regarding an exchange of the existing debentures for a combination of new senior, unsecured debt or convertible debt maturing after October 2014 and shares of our common stock. If the transactions contemplated by this offering memorandum are not consummated, we may have additional discussions with holders of the existing debentures regarding an exchange of the existing debentures. Such exchanges may be in one-off transactions or pursuant to an exchange offer and may involve other forms of consideration. There can be no assurance that any such discussions will be successful. In certain cases, the rules of the NYSE would require us to obtain shareholder approval before issuing new common stock or convertible debt.

Under the senior credit agreement, we are permitted to issue unsecured indebtedness that is used solely to pay the holders of the existing debentures, provided that such indebtedness shall: (i) have a maturity date that is no earlier than October 10, 2014; (ii) contain covenants and events of default that are no more restrictive than those in the senior credit agreement; (iii) not amortize; and (iv) not have a put date or otherwise be callable prior to April 10, 2014, and provided further that the amount of cash interest payable annually on any new issuance of such indebtedness, together with the cash interest payable on the outstanding existing debentures, shall not exceed twice the amount of cash interest currently payable on the outstanding existing debentures. We are also permitted under the senior credit agreement to issue common stock for cash and use one-half of the net proceeds from the issuance of common stock to prepay or purchase the existing debentures, provided that the other one-half of such net proceeds are used to prepay the senior credit agreement.

In addition to the limitations imposed as a result of the senior credit agreement, our ability to issue additional shares of common stock is limited by Section 382 of the Code (as further discussed above and in the note to our consolidated financial statements, incorporated by reference in this offering memorandum, entitled “Income Taxes”). As discussed under, “ — Risks Related to the Debentures and Common Stock — Our ability to use our existing NOLs may be materially impaired by this or other transactions, in which case we would also likely breach the debt to equity covenant of our senior credit agreement,” Section 382 impacts a corporation’s ability to use its NOLs when it undergoes a 50% “ownership change” over a three year period. Additional issuances of common stock, whether in connection with an exchange for the existing debentures or otherwise could cause such an ownership change for Section 382 purposes. In addition to the potential impact of an ownership change on our ability use our NOLs, the writedown of our deferred tax assets that would occur in the event of an ownership change for purposes of Section 382 would likely cause us to breach the debt to equity covenant of our senior credit agreement. As a result of the constraints described above, we do not believe it would be possible to raise sufficient cash through the issuance of common stock to prepay or purchase all of the existing debentures currently outstanding, and we have concluded that an exchange of the outstanding existing debentures solely for shares of our common stock is not a viable option.

There is a significant risk that we will be unable to pay holders of the existing debentures who exercise their right to require us to purchase their existing debentures for cash on September 30, 2010 or unable to refinance the existing debentures. If we are unable to refinance or otherwise address liquidity issues with respect to the existing debentures prior to March 31, 2010 (the date by which we are required to provide audited financial statements to the lenders under the senior credit agreement), management would conclude there is substantial doubt about our ability to continue as a going concern. Further, the audit opinion that we would receive from our independent registered public accounting firm would include an explanatory paragraph regarding our ability to continue as a going concern. Such an opinion would be in breach of the covenants in the senior credit agreement. If this was not cured within 30 days after notice from the lenders, it would be an event of default entitling the lenders to declare all outstanding borrowings, accrued interest and fees to be due and payable. If that were to occur, it is highly probable that we would not have sufficient liquidity to repay our bank indebtedness in full or any of our other indebtedness which could also be accelerated as a result of the default. As part of our preparation of financial statements at each quarter-end, we are required to assess our ability to continue as a going concern including, without limitation, consideration of our plans to address our liquidity and capital needs during the next 12 months. If we were to conclude there was substantial doubt regarding our ability to continue as a going concern in our financial statements for the quarter ended September 30, 2009, such conclusion could trigger the need for an increase to the valuation allowance for deferred tax assets, which could result in the violation of one or more loan covenant requirements.

While successful execution cannot be assured, we believe that we will be able to address the issue with respect to the September 30, 2010 put right of the existing debenture holders by completing an exchange offer and/or other transactions permitted under the senior credit agreement. If we are not able to do so, it would have a material adverse effect on our business, results of operations and financial position.

Risks to our business associated with the current economic environment

Over the past year, the U.S. economy has experienced unprecedented credit and liquidity issues and entered into a recession. Following several years of rapid credit expansion, a sharp contraction in mortgage lending coupled with dramatic declines in home prices, rising mortgage defaults and increasing home foreclosures, resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to most sectors of the credit markets, and to credit default swaps and other derivative securities, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions, to be subsidized by the U.S. government and, in some cases, to fail. Reflecting concern about the stability of the financial markets, generally, and the strength of counterparties, many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers, including other financial institutions. These factors, combined with declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and fears of a prolonged recession.

Even under more favorable market conditions, general factors such as the availability of credit, consumer spending, business investment, capital market conditions and inflation affect our business. For example, in an economic downturn, higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending may depress the demand for life insurance, annuities and other insurance products. In addition, this type of economic environment may result in higher lapses or surrenders of policies. Accordingly, the risks we face related to general economic and business conditions are more pronounced given the severity and magnitude of the recent adverse economic and market conditions experienced.

More specifically, our business is exposed to the performance of the debt and equity markets, which have been materially and adversely affected by recent economic developments. Adverse conditions, including but not limited to, a lack of buyers in the marketplace, volatility, credit spread changes, and benchmark interest rate changes, have affected and will continue to impact the liquidity and value of our investments. The manner in which poor debt and equity market performance and changes in interest rates have adversely affected, and will continue to adversely affect, our business, financial condition, growth and profitability include, but are not limited to, the following:

•	The value of our investment portfolio has declined, which has resulted in, and may continue to result in, higher realized and/or unrealized losses. For example, in 2008 the value of our investments decreased by $2.5 billion due to net unrealized losses on investments. A widening of credit spreads, such as the market has experienced recently, increases the net unrealized loss position of our investment portfolio and may ultimately result in increased realized losses. The value of our investment portfolio can also be affected by illiquidity and by changes in assumptions or inputs we use in estimating fair value. Further, certain types of securities in our investment portfolio, such as asset-backed securities supported by residential and commercial mortgages, have been disproportionately affected. Continued adverse capital market conditions could result in further realized and/or unrealized losses.

•	Changes in interest rates also have other effects related to our investment portfolio. In periods of increasing interest rates, life insurance policy loans, surrenders and withdrawals could increase as policyholders seek investments with higher returns. This could require us to sell invested assets at a time when their prices are depressed by the increase in interest rates, which could cause us to realize investment losses. Conversely, during periods of declining interest rates, we could experience increased premium payments on products with flexible premium features, repayment of policy loans and increased percentages of policies remaining in force. We would obtain lower returns on investments made with these cash flows. In addition, borrowers may prepay or redeem bonds in our investment portfolio so that we might have to reinvest those proceeds in lower yielding investments. As a consequence of these factors, we could experience a decrease in the spread between the returns on our investment portfolio and amounts credited to policyholders and contract owners, which could adversely affect our profitability.

•	The attractiveness of certain of our products may decrease because they are linked to the equity markets and assessments of our financial strength, resulting in lower profits. Increasing consumer concerns about the returns and features of our products or our financial strength may cause existing customers to surrender policies or withdraw assets, and diminish our ability to sell policies and attract assets from new and existing customers, which would result in lower sales and fee revenues.

These extraordinary economic and market conditions have materially and adversely affected us. It is difficult to predict how long the current economic and market conditions will continue, whether the financial markets will continue to deteriorate and which aspects of our products and/or business will be adversely affected. However, the lack of credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity are likely to continue to materially and adversely affect our business, financial condition and results of operations.

Our investment portfolio is subject to several risks that may diminish the value of our invested assets and negatively impact our profitability, our financial condition, our liquidity and our ability to continue to comply with the financial covenants under our senior credit agreement.

The value of our investment portfolio is subject to numerous factors, which are difficult to predict, and are often beyond our control. These factors include, but are not limited to, the following:

•	Changes in interest rates and interest rate spreads can reduce the value of our investments as further discussed in the risk factor below entitled “— Risks Related to Our Business — Changing interest rates may adversely affect our results of operations.”

•	Changes in patterns of relative liquidity in the capital markets for various asset classes.

•	Changes in the ability of issuers to make timely repayments on actively managed fixed maturity investments can reduce the value of our investments. This risk is significantly greater with respect to below-investment grade securities, which comprised 10% of our actively managed fixed maturity investments as of June 30, 2009.

•	Changes in the estimated timing of receipt of cash flows. For example, our structured security investments, which comprised 16% of our actively managed fixed maturity investments at June 30, 2009, are subject to risks relating to variable prepayment on the assets underlying such securities, such as mortgage loans. When structured securities prepay faster than expected, investment income may be adversely affected due to the acceleration of the amortization of purchase premiums or the inability to reinvest at comparable yields in lower interest rate environments.

•	Changes in the relative risk premium required in the market for a given level of risk.

We have recorded writedowns of fixed maturity investments, equity securities and other invested assets as a result of conditions which caused us to conclude a decline in the fair value of the investment was other than temporary as follows (excluding any such amounts included in discontinued operations): $161.8 million in the first six months of 2009 ($128.6 million of which was recognized through net income and $33.2 million of which was recognized through accumulated other comprehensive loss); $162.3 million in 2008; $105.5 million in 2007 (including $73.7 million of writedowns of investments which were subsequently transferred pursuant to a coinsurance agreement as further discussed in the note to our consolidated financial statements, incorporated by reference in this offering memorandum, entitled “Summary of Significant Accounting Policies”); and $21.1 million in 2006. Our investment portfolio is subject to the risks of further declines in realizable value. However, we attempt to mitigate this risk through the diversification and active management of our portfolio.

In the event of substantial product surrenders or policy claims, we may choose to maintain highly liquid, and potentially lower-yielding, assets, or to sell assets at a loss, thereby eroding the performance of our portfolio.

Because a substantial portion of our operating results are derived from returns on our investment portfolio, significant losses in the portfolio may have a direct and materially adverse impact on our results of operations. In addition, losses on our investment portfolio could reduce the investment returns that we are able to credit to our customers of certain products, thereby impacting our sales and eroding our financial performance. Investment losses may also reduce the capital of our insurance subsidiaries, which may cause us to make additional capital contributions to those subsidiaries or may limit the ability of the insurance subsidiaries to make dividend payments to the holding company. In addition, future investment losses could cause us to be in violation of the financial covenants under our senior credit agreement as described under “—Risks Related to Our Business —Our senior credit agreement contains various restrictive covenants and required financial ratios that limit our operating flexibility; our current credit ratings may adversely affect our ability to access capital and the cost of such capital, which could have a material adverse effect on our financial condition and results of operations.“

Deteriorating financial performance of securities collateralized by mortgage loans and commercial mortgage loans may lead to writedowns, which could have a material adverse effect on our results of operations and financial condition.

Changes in mortgage delinquency or recovery rates, declining real estate prices, changes in credit or bond insurer credit ratings and the quality of service provided by service providers on securities in our portfolios could lead us to determine that writedowns are appropriate in the future.

The determination of the amount of realized investment losses recorded as impairments of our investments is highly subjective and could have a material adverse effect on our operating results and financial condition.

The determination of the amount of realized investment losses recorded as impairments vary by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. We update our evaluations regularly and reflect changes in realized investment gains and losses from impairments in operating results as such evaluations are revised. Our assessment of whether unrealized losses are impairments requires significant judgment and future events may occur, or additional information may become available, which may necessitate future impairments of securities in our portfolio. Historical trends may not be indicative of future impairments. For example, the cost of our fixed maturity and equity securities is adjusted for impairments in value deemed to be other than temporary in the period in which the determination is made. The assessment of whether impairments have occurred is based on our case-by-case evaluation of the underlying reasons for the decline in fair value.

The determination of the fair value of our fixed maturity securities results in unrealized net investment gains and losses and is highly subjective and could materially impact our operating results and financial condition.

In determining fair value, we generally utilize market transaction data for the same or similar instruments. The degree of management judgment involved in determining fair values is inversely related to the availability of market observable information. The fair value of financial assets and financial liabilities may differ from the amount actually received to sell an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. Moreover, the use of different valuation assumptions may have a material effect on the fair values of the financial assets and financial liabilities. As of June 30, 2009, our total unrealized net investment losses before adjustments for insurance intangibles and taxes were $1.8 billion.

Litigation and regulatory investigations are inherent in our business, may harm our financial strength and reputation and negatively impact our financial results.

Insurance companies historically have been subject to substantial litigation. In addition to the traditional policy claims associated with their businesses, insurance companies face policyholder suits and class action suits. We also face significant risks related to regulatory investigations and actions. The litigation and regulatory investigations we are, have been, or may become subject to include matters related to sales or underwriting practices, payment of contingent or other sales commissions, claim payments and procedures, product design, product disclosure, administration, additional premium charges for premiums paid on a periodic basis, calculation of cost of insurance charges, changes to certain non-guaranteed policy features, denial or delay of benefits, charging excessive or impermissible fees on products and recommending unsuitable products to customers. Certain of our insurance policies allow or require us to make changes based on experience to certain non-guaranteed elements such as cost of insurance charges, expense loads, credited interest rates and policyholder bonuses. We intend to make changes to certain non-guaranteed elements in the future. In some instances in the past, such action has resulted in litigation and similar litigation may arise in the future. Our exposure, if any, arising from any such action cannot presently be determined. Our pending legal and regulatory actions include matters that are specific to us, as well as matters faced by other insurance companies. State insurance departments focus on sales and claims payment practices and product issues in their market conduct examinations. Negotiated settlements of class action and other lawsuits have had a material adverse effect on the business, financial condition and results of operations of our insurance companies. We are, in the ordinary course of our business, a plaintiff or defendant in actions arising out of our insurance business, including class actions and reinsurance disputes, and, from time to time, we are also involved in various governmental and administrative proceedings and investigations and inquiries such as information requests, subpoenas and books and record examinations, from state, federal and other authorities. The ultimate outcome of these lawsuits and investigations, however, cannot be predicted with certainty. In the event of an unfavorable outcome in one or more of these matters, the ultimate liability may be in excess of liabilities we have established and could have a material adverse effect on our business, financial condition, results of operations or cash flows. We could also suffer significant reputational harm as a result of such litigation, regulatory action or investigation which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

The limited historical claims experience on our long-term care products could negatively impact our operations if our estimates prove wrong and we have not adequately set premium rates.

In setting premium rates, we consider historical claims information and other factors, but we cannot predict future claims with certainty. This is particularly applicable to our long-term care insurance products, for which we

(as well as other companies selling these products) have relatively limited historical claims experience. Long-term care products tend to have fewer claims than other health products such as Medicare supplement, but when claims are incurred, they tend to be much higher in dollar amount and longer in duration. Also, long-term care claims are incurred much later in the life of the policy than most other supplemental health products. As a result of these traits, it is difficult to appropriately price this product. For our long-term care insurance, actual persistency in later policy durations that is higher than our persistency assumptions could have a negative impact on profitability. If these policies remain inforce longer than we assumed, then we could be required to make greater benefit payments than anticipated when the products were priced. Mortality is a critical factor influencing the length of time a claimant receives long-term care benefits. Mortality continues to improve for the general population, and life expectancy has increased. Improvements in actual mortality trends relative to assumptions may adversely affect our profitability.

Our Bankers Life segment has offered long-term care insurance since 1985. Recently, the claims experience on our Bankers Life long-term care blocks has generally been higher than our pricing expectations and, the persistency of these policies has been higher than our pricing expectations which may result in higher benefit ratios in the future.

After the transfer of Senior Health to an independent trust, we continue to hold long-term care business acquired through previous acquisitions in our Conseco Insurance Group segment. The premiums collected from this block totaled $16.4 million in the first six months of 2009 and $33.7 million in 2008. The experience on this acquired block has generally been worse than the acquired companies’ original pricing expectations. We have received regulatory approvals for numerous premium rate increases in recent years pertaining to these blocks. Even with these rate increases, this block experienced benefit ratios of 196.3% in the first six months of 2009, 169.6% in 2008, 192.4% in 2007 and 224.4% in 2006. If future claims experience continues to be worse than anticipated as our long-term care blocks continue to age, our financial results could be adversely affected. In addition, rate increases may cause existing policyholders to allow their policies to lapse.

The results of operations of our insurance business will decline if our premium rates are not adequate or if we are unable to obtain regulatory approval to increase rates.

We set the premium rates on our health insurance policies based on facts and circumstances known at the time we issue the policies and on assumptions about numerous variables, including the actuarial probability of a policyholder incurring a claim, the probable size of the claim, maintenance costs to administer the policies and the interest rate earned on our investment of premiums. In setting premium rates, we consider historical claims information, industry statistics, the rates of our competitors and other factors, but we cannot predict with certainty the future actual claims on our products. If our actual claims experience proves to be less favorable than we assumed and we are unable to raise our premium rates to the extent necessary to offset the unfavorable claims experience, our financial results will be adversely affected.

We review the adequacy of our premium rates regularly and file proposed rate increases on our health insurance products when we believe existing premium rates are too low. It is possible that we will not be able to obtain approval for premium rate increases from currently pending requests or from future requests. If we are unable to raise our premium rates because we fail to obtain approval in one or more states, our financial results will be adversely affected. Moreover, in some instances, our ability to exit unprofitable lines of business is limited by the guaranteed renewal feature of the policy. Due to this feature, we cannot exit such business without regulatory approval, and accordingly, we may be required to continue to service those products at a loss for an extended period of time. Most of our long-term care business is guaranteed renewable, and, if necessary rate increases are not approved, we would be required to recognize a loss and establish a premium deficiency reserve. During 2008, the financial statements of three of our subsidiaries prepared in accordance with statutory accounting practices prescribed or permitted by regulatory authorities reflected the establishment of asset adequacy or premium deficiency reserves primarily related to long-term care and annuity policies. Total asset adequacy or premium deficiency reserves for Washington National, Conseco Insurance Company and Bankers Conseco Life were $53.3 million, $20.0 million and $19.5 million, respectively, at December 31, 2008. Due to differences between statutory and GAAP insurance liabilities, we were not required to recognize a similar premium deficiency reserve in our consolidated financial statements prepared in accordance with GAAP. The determination of the need for and amount of asset adequacy reserves is subject to numerous actuarial assumptions, including our ability to change nonguaranteed elements related to certain products consistent with contract provisions.

If, however, we are successful in obtaining regulatory approval to raise premium rates, the increased premium rates may reduce the volume of our new sales and cause existing policyholders to allow their policies to lapse. This could result in a significantly higher ratio of claim costs to premiums if healthier policyholders who get coverage elsewhere allow their policies to lapse, while policies of less healthy policyholders continue inforce. This would reduce our premium income and profitability in future periods.

Most of our supplemental health policies allow us to increase premium rates when warranted by our actual claims experience. These rate increases must be approved by the applicable state insurance departments, and we are required to submit actuarial claims data to support the need for such rate increases. The re-rate application and approval process on supplemental health products is a normal recurring part of our business operations and reasonable rate increases are typically approved by the state departments as long as they are supported by actual claims experience and are not unusually large in either dollar amount or percentage increase. For policy types on which rate increases are a normal recurring event, our estimates of insurance liabilities assume we will be able to raise rates if experience on the blocks warrants such increases in the future.

The benefit ratio for our long-term care products included in the Conseco Insurance Group segment has increased in recent periods and was 196.3% in the first six months of 2009 and 169.6% during 2008. We will have to continue to raise rates or take other actions with respect to some of these policies or our financial results will be adversely affected.

As a result of higher persistency and resultant higher claims in our long-term care block in the Bankers Life segment than assumed in the original pricing, our premium rates were too low. Accordingly, we have been seeking approval from regulatory authorities for rate increases on portions of this business. Many of the rate increases have been approved by regulators and implemented. However, it is possible that we will not be able to obtain approval for all or a portion of the premium rate increases from currently pending requests or future requests. If we are unable to obtain these rate increases, the profitability of these policies and the performance of this block of business will be adversely affected. In addition, such rate increases may reduce the volume of our new sales and cause existing policyholders to allow their policies to lapse, resulting in reduced profitability.

We have implemented and will continue to implement from time to time and when actuarially justified, premium rate increases in our long-term care business. In some cases, we offer policyholders the opportunity to reduce their coverage amounts or accept non-forfeiture benefits as alternatives to increasing their premium rates. The financial impact of our rate increase actions could be adversely affected by policyholder anti-selection, meaning that policyholders who are less likely to incur claims may lapse their policies or reduce their benefits, while policyholders who are more likely to incur claims may maintain full coverage and accept their rate increase.

We have identified a material weakness in our internal control over financial reporting, and our business and stock price may be adversely affected if we have not adequately addressed the weakness or if we have other material weaknesses or significant deficiencies in our internal controls over financial reporting.

We did not maintain effective controls over the accounting and disclosure of insurance policy benefits and the liabilities for some of our insurance products. We previously identified a material weakness in internal controls over the actuarial reporting processes related to the design of controls to ensure the completeness and accuracy of certain inforce policies in our Bankers Life segment, Conseco Insurance Group segment, and the long-term care business reflected in discontinued operations. Remediation efforts to enhance controls over the actuarial reporting process continued in 2008 and the control deficiencies in the actuarial reporting process related to the design of controls over the completeness and accuracy of certain inforce policies in our Bankers Life and long-term care business reflected in discontinued operations were remediated, and the new controls were determined to be effective. However, a material weakness relating to the actuarial reporting process in our Conseco Insurance Group segment continued to exist as of June 30, 2009.

These control deficiencies resulted in adjustments to insurance policy benefits and the liabilities for insurance products in the consolidated financial statements for the years ended December 31, 2006, December 31, 2007 and December 31, 2008. If we cannot produce reliable financial reports, investors could lose confidence in our reported financial information, the market price of our stock could decline significantly, we may be unable to obtain additional financing to operate and expand our business, and our business and financial condition could be harmed.

In addition, we face the risk that, notwithstanding our efforts to date to identify and remedy all material errors in those financial statements, we may discover other errors in the future and that the cost of identifying and remedying the errors and remediating our material weakness in internal controls will be high and have a material adverse effect on our financial condition and results of operation.

The value of our deferred tax assets may be impaired to the extent our future profits are less than we have projected; and such impairment may have a material adverse effect on our results of operations and our financial condition.

As of June 30, 2009, we had deferred tax assets of $1.6 billion. In the first six months of 2009, we increased the deferred tax valuation allowance by $7.0 million associated with capital loss carry-forwards recognized in the 2009 period. During 2008, we increased the deferred tax valuation allowance by $856.2 million. The $856.2 million increase to our valuation allowance during 2008 included increases of: (i) $452 million of deferred tax assets related to Senior Health, which was transferred to an independent trust during 2008; (ii) $298 million related to our reassessment of the recovery of our deferred tax assets in accordance with GAAP, following the additional losses incurred as a result of the transaction to transfer Senior Health to an independent trust; (iii) $60 million related to the recognition of additional realized investment losses for which we are unlikely to receive any tax benefit; and (iv) $45 million related to the projected additional future expense following the modifications to our senior credit agreement. Our income tax expense includes deferred income taxes arising from temporary differences between the financial reporting and tax bases of assets and liabilities, capital loss carry-forwards and NOLs. We evaluate the realizability of our deferred income tax assets and assess the need for a valuation allowance on an ongoing basis. In evaluating our deferred income tax assets, we consider whether it is more likely than not that the deferred income tax assets will be realized. The ultimate realization of our deferred income tax assets depends upon generating sufficient future taxable income during the periods in which our temporary differences become deductible and before our capital loss carry-forwards and NOLs expire. Additionally, the value of our deferred tax assets would be significantly impaired if we were to undergo a 50% “ownership change” for purposes of Section 382 of the Code, as discussed under “— Risks Related to the Debentures and Common Stock — Our ability to use our existing NOLs may be materially impaired by this or other transactions, in which case we would also likely breach the debt to equity covenant of our senior credit agreement.” Our assessment of the realizability of our deferred income tax assets requires significant judgment. However, recovery is dependent on achieving such projections and failure to do so would result in an increase in the valuation allowance in a future period. Any future increase in the valuation allowance would result in additional income tax expense and reduce shareholders’ equity, and such an increase could have a material adverse effect upon our earnings in the future.

Concentration of our investment portfolios in any particular sector of the economy or type of asset may have an adverse effect on our financial position or results of operations.

The concentration of our investment portfolios in any particular industry, group of related industries, asset classes (such as residential mortgage-backed securities and other asset-backed securities), or geographic area could have an adverse effect on its value and performance and, consequently, on our results of operations and financial position. While we seek to mitigate this risk by having a broadly diversified portfolio, events or developments that have a negative impact on any particular industry, group of related industries or geographic area may have an adverse effect on the investment portfolios to the extent that the portfolios are concentrated.

Our business is subject to extensive regulation, which limits our operating flexibility and could result in our insurance subsidiaries being placed under regulatory control or otherwise negatively impact our financial results.

Our insurance business is subject to extensive regulation and supervision in the jurisdictions in which we operate. Our insurance subsidiaries are subject to state insurance laws that establish supervisory agencies. Such agencies have broad administrative powers including the power to:

•	grant and revoke business licenses;

•	regulate and supervise sales practices and market conduct;

•	establish guaranty associations;

•	license agents;

•	approve policy forms;

•	approve premium rates for some lines of business such as long-term care and Medicare supplement;

•	establish reserve requirements;

•	prescribe the form and content of required financial statements and reports;

•	determine the reasonableness and adequacy of statutory capital and surplus;

•	perform financial, market conduct and other examinations;

•	define acceptable accounting principles; and

•	regulate the types and amounts of permitted investments.

The regulations issued by state insurance agencies can be complex and subject to differing interpretations. If a state insurance regulatory agency determines that one of our insurance company subsidiaries is not in compliance with applicable regulations, the subsidiary is subject to various potential administrative remedies including, without limitation, monetary penalties, restrictions on the subsidiary’s ability to do business in that state and a return of a portion of policyholder premiums. In addition, regulatory action or investigations could cause us to suffer significant reputational harm, which could have an adverse effect on our business, financial condition and results of operations.

Our insurance subsidiaries are also subject to RBC requirements. These requirements were designed to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks associated with asset quality, mortality and morbidity, asset and liability matching and other business factors. The requirements are used by states as an early warning tool to discover companies that may be weakly-capitalized for the purpose of initiating regulatory action. Generally, if an insurer’s RBC falls below specified levels, the insurer is subject to different degrees of regulatory action depending upon the magnitude of the deficiency. The 2008 statutory annual statements filed with the state insurance regulators of each of our insurance subsidiaries reflected total adjusted capital in excess of the levels subjecting the subsidiaries to any regulatory action.

Our reserves for future insurance policy benefits and claims may prove to be inadequate, requiring us to increase liabilities which results in reduced net income and shareholders’ equity.

Liabilities for insurance products are calculated using management’s best judgments, based on our past experience and standard actuarial tables of mortality, morbidity, lapse rates, investment experience and expense levels. For our health insurance business, we establish an active life reserve, a liability for due and unpaid claims, claims in the course of settlement, incurred but not reported claims, and a reserve for the present value of amounts on incurred claims not yet due. We establish reserves based on assumptions and estimates of factors either established at the fresh-start date for business inforce then or considered when we set premium rates for business written after that date.

Many factors can affect these reserves and liabilities, such as economic and social conditions, inflation, hospital and pharmaceutical costs, changes in life expectancy, regulatory actions, changes in doctrines of legal liability and extra-contractual damage awards. Therefore, the reserves and liabilities we establish are necessarily based on estimates, assumptions, industry data and prior years’ statistics. It is possible that actual claims will materially exceed our reserves and have a material adverse effect on our results of operations and financial condition. We have incurred significant losses beyond our estimates as a result of actual claim costs and persistency of our long-term care business included in our Bankers Life and Conseco Insurance Group segments. The benefit ratios for our long-term care products in our Bankers Life segment were 104.1% in the first six months of 2009 and 107.6%, 102.0% and 94.5% in 2008, 2007 and 2006, respectively. The benefit ratios for our long-term care products in our Conseco Insurance Group segment were 196.3% in the first fix months of 2009 and 169.6%, 192.4% and 224.4% in 2008, 2007 and 2006, respectively. Our financial performance depends significantly upon the extent to which our actual claims experience and future expenses are consistent with the assumptions we used in setting our reserves. If our assumptions with respect to future claims are incorrect, and our reserves prove to be insufficient to cover our actual losses and expenses, we would be required to increase our liabilities, and our financial results could be adversely affected.

We may be required to accelerate the amortization of the cost of policies produced or the value of policies inforce at the Effective Date.

Cost of policies produced represent the costs that vary with, and are primarily related to, producing new insurance business. The value of policies inforce at the Effective Date represents the value assigned to the right to receive future cash flows from contracts existing at September 10, 2003. The balances of these accounts are amortized over the expected lives of the underlying insurance contracts. On an ongoing basis, we test these accounts recorded on our balance sheet to determine if these amounts are recoverable under current assumptions. In addition, we regularly review the estimates and assumptions underlying these accounts for those products for which we amortize the cost of policies produced or the value of insurance inforce at the Effective Date in proportion to gross profits or gross margins. If facts and circumstances change, these tests and reviews could lead to reduction in the balance of those accounts that could have an adverse effect on the results of our operations and our financial condition.

Our operating results will suffer if policyholder surrender levels differ significantly from our assumptions.

Surrenders of our annuities and life insurance products can result in losses and decreased revenues if surrender levels differ significantly from assumed levels. At December 31, 2008, approximately 20% of our total insurance liabilities, or approximately $4.8 billion, could be surrendered by the policyholder without penalty. The surrender charges that are imposed on our fixed rate annuities typically decline during a penalty period, which ranges from five to twelve years after the date the policy is issued. Surrender charges are eliminated after the penalty period. Surrenders and redemptions could require us to dispose of assets earlier than we had planned, possibly at a loss. Moreover, surrenders and redemptions require faster amortization of either the acquisition costs or the commissions associated with the original sale of a product, thus reducing our net income. We believe policyholders are generally more likely to surrender their policies if they believe the issuer is having financial difficulties, or if they are able to reinvest the policy’s value at a higher rate of return in an alternative insurance or investment product.

Changing interest rates may adversely affect our results of operations.

Our profitability is affected by fluctuating interest rates. While we monitor the interest rate environment and, in some cases, employ hedging strategies to mitigate such impact, our financial results could be adversely affected by changes in interest rates. Our spread-based insurance and annuity business is subject to several inherent risks arising from movements in interest rates, especially if we fail to anticipate or respond to such movements. First, interest rate changes can cause compression of our net spread between interest earned on investments and interest credited to customer deposits. Our ability to adjust for such a compression is limited by the guaranteed minimum rates that we must credit to policyholders on certain products, as well as the terms on most of our other products that limit reductions in the crediting rates to pre-established intervals. As of December 31, 2008, approximately 41% of our insurance liabilities were subject to interest rates that may be reset annually; 40% had a fixed explicit interest rate for the duration of the contract; 14% had credited rates that approximate the income we earn; and the remainder had no explicit interest rates. Second, if interest rate changes produce an unanticipated increase in surrenders of our spread-based products, we may be forced to sell invested assets at a loss in order to fund such surrenders. Third, the profits from many non-spread-based insurance products, such as long-term care policies, can be adversely affected when interest rates decline because we may be unable to reinvest the cash from premiums received at the interest rates anticipated when we sold the policies. Finally, changes in interest rates can have significant effects on the market value and performance of our investments in general and specifically on the performance of our structured securities portfolio, including collateralized mortgage obligations, as a result of changes in the prepayment rate of the loans underlying such securities.

We employ asset/liability strategies that are designed to mitigate the effects of interest rate changes on our profitability but do not currently extensively employ derivative instruments for this purpose. We may not be successful in implementing these strategies and achieving adequate investment spreads.

We use computer models to simulate our cash flows expected from existing business under various interest rate scenarios. These simulations help us measure the potential gain or loss in fair value of our interest-sensitive financial instruments. With such estimates, we seek to manage the relationship between the duration of our assets and the expected duration of our liabilities. When the estimated durations of assets and liabilities are similar, exposure to interest rate risk is minimized because a change in the value of assets should be largely offset by a change in the value of liabilities. At December 31, 2008, the duration of our fixed maturity investments (as modified to reflect prepayments and potential calls) was approximately 7.6 years, and the duration of our insurance liabilities was approximately 7.8 years. We estimate that our fixed maturity securities and short-term investments, net of corresponding changes in insurance acquisition costs, would decline in fair value by approximately $185 million if interest rates were to increase by 10% from rates as of December 31, 2008. This compares to a decline in fair value of $490 million based on amounts and rates at December 31, 2007. The calculations involved in our computer simulations incorporate numerous assumptions, require significant estimates and assume an immediate change in interest rates without any management reaction to such change. Consequently, potential changes in the values of our financial instruments indicated by the simulations will likely be different from the actual changes experienced under given interest rate scenarios, and the differences may be material. Because we actively manage our investments and liabilities, our net exposure to interest rates can vary over time.

General market conditions affect investments and investment income.

The performance of our investment portfolio depends in part upon the level of and changes in interest rates, risk spreads, real estate values, market volatility, the performance of the economy in general, the performance of the specific obligors included in our portfolio and other factors that are beyond our control. Changes in these factors can affect our net investment income in any period, and such changes can be substantial.

Financial market conditions can also affect our realized and unrealized investment gains (losses). During periods of rising interest rates, the fair values of our investments will typically decline. Conversely, during periods of falling interest rates, the fair values of our investments will typically rise.

Our results of operations may be negatively impacted if our initiatives to restructure our insurance operations are unsuccessful or if our planned conversions result in valuation differences.

Our Conseco Insurance Group segment has experienced decreases in premium revenues and new annualized premiums in recent years as well as expense levels that exceed product pricing expense assumptions. We have implemented several initiatives to improve operating results, including: (i) focusing sales efforts on higher margin products; (ii) reducing operating expenses by eliminating or reducing marketing costs of certain products; (iii) streamlining administrative procedures and reducing personnel; and (iv) increasing retention rates on our more profitable blocks of inforce business. Many of our initiatives address issues resulting from the substantial number of acquisitions of our Predecessor. Between 1982 and 1997, our Predecessor completed 19 transactions involving the acquisitions of 44 separate insurance companies. Our efforts involve improvements to our policy administration procedures and significant systems conversions, such as the elimination of duplicate processing systems for similar business. These initiatives may result in unforeseen expenses, complications or delays, and may be inadequate to address all issues. Some of these initiatives have only recently begun to be executed, and may not ultimately be successfully completed. While our future operating performance depends greatly on the success of these efforts, even if we successfully implement these measures, they alone may not sufficiently improve our results of operations.

Conversions to new systems can result in valuation differences between the prior system and the new system. We have recognized such differences in the past. Our planned conversions could result in future valuation adjustments, and there can be no assurance that these adjustments will not have a material adverse effect on future earnings.

Our financial position may be negatively impacted if we are unable to achieve our goals for 2009.

We have identified a number of goals for 2009, including maintaining strong growth at Bankers Life, improving earnings stability and reducing volatility and reducing our enterprise exposure to long-term care business. The most consistent components of our operations in recent years have been Bankers Life and Colonial Penn, and the continued growth and profitability of those businesses is critical to our overall results. The failure to achieve these and our other goals for 2009 could have a material adverse effect on our results of operations, financial condition and the price of our common stock.

A failure to improve the financial strength ratings of our insurance subsidiaries or a decline from the current ratings could cause us to experience decreased sales, increased agent attrition and increased policyholder lapses and redemptions.

An important competitive factor for our insurance subsidiaries is the ratings they receive from nationally recognized rating organizations. Agents, insurance brokers and marketing companies who market our products, and prospective policyholders view ratings as an important factor in evaluating an insurer’s products. This is especially true for annuity, interest-sensitive life insurance and long-term care products. The current financial strength ratings of our primary insurance subsidiaries from A.M. Best, S&P and Moody’s are “B (Fair),” “BB−” and “Ba2,” respectively. A.M. Best has 16 possible ratings. There are six ratings above our “B” rating and nine ratings that are below our rating. S&P has 21 possible ratings. There are twelve ratings above our “BB−” rating and eight ratings that are below our rating. Moody’s has 21 possible ratings. There are 11 ratings above our “Ba2” rating and nine ratings that are below our rating. Most of our competitors have higher financial strength ratings and, to be competitive over the long term, we believe it is critical to achieve improved ratings.

If we fail to achieve ratings upgrades from A.M. Best or if our ratings are further downgraded, we may experience declining sales of certain of our insurance products, defections of our independent and career sales force, and increased policies being redeemed or allowed to lapse. These events would adversely affect our financial results, which could then lead to ratings downgrades.

Competition from companies that have greater market share, higher ratings, greater financial resources and stronger brand recognition, may impair our ability to retain existing customers and sales representatives, attract new customers and sales representatives and maintain or improve our financial results.

The supplemental health insurance, annuity and individual life insurance markets are highly competitive. Competitors include other life and accident and health insurers, commercial banks, thrifts, mutual funds and broker-dealers.

Our principal competitors vary by product line. Our main competitors for agent sold long-term care insurance products include Genworth Financial, John Hancock Financial Services and MetLife. Our main competitors for agent sold Medicare supplement insurance products include United HealthCare, Blue Cross and Blue Shield Plans, Mutual of Omaha and United American.

In some of our product lines, such as life insurance and fixed annuities, we have a relatively small market share. Even in some of the lines in which we are one of the top five writers, our market share is relatively small. For example, while our Bankers Life segment ranked fourth in annualized premiums of individual long-term care insurance in 2008 with a market share of approximately 4.6%, the top three writers of individual long-term care insurance had annualized premiums with a combined market share of approximately 57% during the period. In addition, while our Bankers Life segment was ranked fourth in direct premiums earned for individual Medicare supplement insurance in 2008 with a market share of 3.7%, the top writer of individual Medicare supplement insurance had direct premiums with a market share of 16.1% during the period.

Virtually all of our major competitors have higher financial strength ratings than we do. Many of our competitors are larger companies that have greater capital, technological and marketing resources and have access to capital at a lower cost. Recent industry consolidation, including business combinations among insurance and other financial services companies, has resulted in larger competitors with even greater financial resources. Furthermore, changes in federal law have narrowed the historical separation between banks and insurance companies, enabling traditional banking institutions to enter the insurance and annuity markets and further increase competition. This increased competition may harm our ability to maintain or improve our profitability.

In addition, because the actual cost of products is unknown when they are sold, we are subject to competitors who may sell a product at a price that does not cover its actual cost. Accordingly, if we do not also lower our prices for similar products, we may lose market share to these competitors. If we lower our prices to maintain market share, our profitability will decline.

We must attract and retain sales representatives to sell our insurance and annuity products. Strong competition exists among insurance and financial services companies for sales representatives. We compete for sales representatives primarily on the basis of our financial position, financial strength ratings, support services, compensation, products and product features. Our competitiveness for such agents also depends upon the relationships we develop with these agents. Our Predecessor’s bankruptcy continues to be an adverse factor in developing relationships with certain agents. If we are unable to attract and retain sufficient numbers of sales representatives to sell our products, our ability to compete and our revenues and profitability would suffer.

Volatility in the securities markets, and other economic factors, may adversely affect our business, particularly our sales of certain life insurance products and annuities.

Fluctuations in the securities markets and other economic factors may adversely affect sales and/or policy surrenders of our annuities and life insurance policies. For example, volatility in the equity markets may deter potential purchasers from investing in equity-indexed annuities and may cause current policyholders to surrender their policies for the cash value or to reduce their investments. In addition, significant or unusual volatility in the general level of interest rates could negatively impact sales and/or lapse rates on certain types of insurance products.

Federal and state legislation could adversely affect the financial performance of our insurance operations.

During recent years, the health insurance industry has experienced substantial changes, including those caused by healthcare legislation. Recent federal and state legislation and pending legislative proposals concerning healthcare reform contain features that could severely limit, or eliminate, our ability to vary pricing terms or apply medical underwriting standards to individuals, thereby potentially increasing our benefit ratios and adversely impacting our financial results. In particular, Medicare reform could affect our ability to price or sell our products or profitably maintain our blocks in force. For example, the Medicare Advantage program provides incentives for health plans to offer managed care plans to seniors. The growth of managed care plans under this program could decrease sales of the traditional Medicare supplement products we sell.

Proposals currently pending in Congress and some state legislatures may also affect our financial results. These proposals include the implementation of minimum consumer protection standards in all long-term care policies, including: guaranteed premium rates; protection against inflation; limitations on waiting periods for pre-existing conditions; setting standards for sales practices for long-term care insurance; and guaranteed consumer access to information about insurers, including information regarding lapse and replacement rates for policies and the percentage of claims denied. Enactment of any proposal that would limit the amount we can charge for our products, such as guaranteed premium rates, or that would increase the benefits we must pay, such as limitations on waiting periods, or that would otherwise increase the costs of our business, could adversely affect our financial results.

Tax law changes could adversely affect our insurance product sales and profitability.

We sell deferred annuities and some forms of life insurance that are attractive, in part, because policyholders generally are not subject to U.S. federal income tax on increases in policy values until some form of distribution is made. Congress has enacted legislation to lower marginal tax rates, to reduce the U.S. federal estate tax gradually over a ten-year period (with total elimination of the U.S. federal estate tax in 2010) and to increase contributions that may be made to individual retirement accounts and 401(k) accounts. While these tax law changes are scheduled to expire at the beginning of 2011 absent future congressional action, they could in the interim diminish the appeal of our annuity and life insurance products because the benefit of tax deferral is lessened when tax rates are lower and because fewer people may purchase these products when they can contribute more to individual retirement accounts and 401(k) accounts. Additionally, Congress has considered, from time to time, other possible changes to U.S. tax laws, including elimination of the tax deferral on the accretion of value within certain annuities and life insurance products. Such a change would make these products less attractive to prospective purchasers and therefore would likely cause our sales of these products to decline.

We face risk with respect to our reinsurance agreements.

We transfer exposure to certain risks to others through reinsurance arrangements. Under these arrangements, other insurers assume a portion of our losses and expenses associated with reported and unreported claims in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. As of December 31, 2008, our reinsurance receivables totaled $3.3 billion. Our ceded life insurance inforce totaled $13.8 billion. Our nine largest reinsurers accounted for 88% of our ceded life insurance inforce. We face credit risk with respect to reinsurance. When we obtain reinsurance, we are still liable for those transferred risks if the reinsurer cannot meet its obligations. Therefore, the inability of our reinsurers to meet their financial obligations may require us to increase liabilities, thereby reducing our net income and shareholders’ equity.

Our insurance subsidiaries may be required to pay assessments to fund other companies’ policyholder losses or liabilities and this may negatively impact our financial results.

The solvency or guaranty laws of most states in which an insurance company does business may require that company to pay assessments up to certain prescribed limits to fund policyholder losses or liabilities of other insurance companies that become insolvent. Insolvencies of insurance companies increase the possibility that these assessments may be required. These assessments may be deferred or forgiven under most guaranty laws if they would threaten an insurer’s financial strength and, in certain instances, may be offset against future premium taxes. We cannot estimate the likelihood and amount of future assessments. Although past assessments have not been material, if there were a number of large insolvencies, future assessments could be material and could have a material adverse effect on our operating results and financial position.